Exhibit 99.1

Interim Report
As of and for the three and nine months ended September 30, 2016

CERTAIN DEFINED TERMS
In this Interim Report, unless otherwise specified, the terms “we,” “our,” “us,” the “Company,” the “Group,” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries, or any one or more of them, as the context may require.
All references in this Interim Report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended. All references to “U.S. Dollars,” “U.S. Dollar,” “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).

Forward-Looking Statements
This document, and in particular the section entitled “Outlook,” contains forward-looking statements. These statements may include terms such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “remain,” “on track,” “design,” “target,” “objective,” “goal,” “forecast,” “projection,” “outlook,” “prospects,” “plan,” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group's current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group's ability to reach certain minimum vehicle volumes; developments in global financial markets and general economic and other conditions; changes in demand for automotive products, which is highly cyclical; the Group's ability to enrich the product portfolio and offer innovative products; the high level of competition in the automotive industry; the Group's ability to expand certain of the Group's brands internationally; changes in the Group's credit ratings; the Group's ability to realize anticipated benefits from any acquisitions, joint venture arrangements and other strategic alliances; potential shortfalls in the Group's defined benefit pension plans; the Group's ability to provide or arrange for adequate access to financing for the Group's dealers and retail customers; the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; various types of claims, lawsuits and other contingent obligations against the Group; disruptions arising from political, social and economic instability; material operating expenditures in relation to compliance with environmental, health and safety regulations; developments in labor and industrial relations and developments in applicable labor laws; increases in costs; disruptions of supply or shortages of raw materials; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.
Any forward-looking statements contained in this Interim Report speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company's financial results, is included in the Company's reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, (the “AFM”), Borsa Italiana S.p.A. and Consob (collectively, the “CONSOB”).

MANAGEMENT DISCUSSION AND ANALYSIS
Highlights

Nine months ended September 30			Three months ended September 30
2016	2015 (1)	(€ million, except per share amounts)	2016	2015 (1)
€81,299	€81,181	Net revenues	€26,836	€26,798
€3,708	€2,147	EBIT	€1,341	€225
€4,507	€3,264	Adjusted EBIT (2)	€1,500	€1,163
€2,177	€299	Profit/(Loss) before taxes	€813	€(396)
€1,405	€(103)	Net profit/(loss) from continuing operations	€606	€(387)
€1,405	€126	Net profit/(loss)	€606	€(299)
		Net profit/(loss) attributable to:
€1,391	€92	Owners of the parent	€608	€(306)
€14	€34	Non-controlling interests	€(2)	€7
		Net profit/(loss) from continuing operations attributable to:
€1,391	€(113)	Owners of the parent	€608	€(385)
€14	€10	Non-controlling interests	€(2)	€(2)
		Earnings/(Loss) per share (3)
€0.920	€0.061	Basic earnings/(loss) per share	€0.402	€(0.202)
€0.890	€0.061	Diluted earnings/(loss) per share	€0.388	€(0.202)
		Earnings/(Loss) per share for Net profit/(loss) from continuing operations (3)
€0.920	€(0.075)	Basic earnings/(loss) per share	€0.402	€(0.255)
€0.890	€(0.075)	Diluted earnings/(loss) per share	€0.388	€(0.255)
__________________________
(1) The Group's operating results for the three and nine months ended September 30, 2015, have been re-presented to exclude Ferrari, consistent with Ferrari's classification as a discontinued operation for the year ended December 31, 2015. Ferrari operating results are presented as a single line item within the Interim Condensed Consolidated Income Statements for the three and nine months ended September 30, 2015. The spin-off of Ferrari was completed on January 3, 2016 (refer to Note 2, Scope of consolidation, in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report).

(2)
Adjusted EBIT is calculated as EBIT excluding gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) which are considered rare or discrete events that are infrequent in nature. Refer to the sections - Non-GAAP Financial Measures, - Group Results and - Results by Segment below.

(3)
Refer to Note 19, Earnings/(Loss) per share, in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report for the calculation of Basic and Diluted earnings/(loss) per share.

(€ million, except number of employees)	At September 30, 2016	At December 31, 2015
Net Debt (4)	€(8,222)	€(6,548)
Of which: Net Industrial Debt (4)	€(6,514)	€(5,049)
Total Equity	€17,407	€16,255
Equity attributable to owners of the parent	€17,227	€16,092
Number of employees	234,489	238,162
__________________________
(4) The assets and liabilities of Ferrari were classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statement of Financial Position at December 31, 2015; as such the amounts related to Ferrari are not included in the amounts at December 31, 2015.

Non-GAAP Financial Measures

We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Net Debt, Net Industrial Debt, Adjusted EBIT and certain information provided on a constant exchange rate basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union(5).

Net Debt and Net Industrial Debt: We believe these non-GAAP measures are useful in providing a measure of the Group’s total indebtedness after consideration of cash and cash equivalents and current securities. Refer to the section —Liquidity and Capital Resources below.

Adjusted EBIT: We believe this non-GAAP measure is useful because it excludes items that we do not believe are indicative of the Group’s ongoing operating performance. We also believe that presenting this non-GAAP measure is useful for analysts and investors to understand how management assesses the Group’s ongoing operating performance on a consistent basis. Refer to the sections —Group Results and —Results by Segment below.

Constant Exchange Rate: The discussions within the sections —Group Results and —Results by Segment below include information about our results at constant exchange rates (“CER”), which is calculated by applying the prior-year average exchange rates to current financial data expressed in local currency in which the relevant financial statements are denominated (see Note 1, Basis of preparation, in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report for the exchange rates applied). Management’s evaluation of operating performance excludes the effects of currency fluctuations and in addition, we believe that results excluding the effect of currency fluctuations provide additional useful information to investors regarding the operating performance and trends in our business on a local currency basis.

__________________________

(5)	There is no effect on the Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.

Group Results
The following is a discussion of the Group's results of operations for the three and nine months ended September 30, 2016 compared to the three and nine months ended September 30, 2015, which includes a presentation of certain amounts as a percentage of Net revenues to facilitate comparisons between the periods presented.
The Group is no longer presenting the separate line item “Other income/(expenses)” and all amounts previously reported within the “Other income/(expenses)” line item have been reclassified to the line item “Selling, general and other costs” within the Interim Condensed Consolidated Income Statements for the three and nine months ended September 30, 2015. This reclassification had no effect on the Group's consolidated results of operations, financial position or cash flows.
The Group's operating results for the three and nine months ended September 30, 2015 have been re-presented to exclude Ferrari, consistent with Ferrari's classification as a discontinued operation for the year ended December 31, 2015. Ferrari's operating results are presented as a single line item within the Interim Condensed Consolidated Income Statements and the Interim Condensed Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2015. The spin-off of Ferrari was completed on January 3, 2016 (refer to Note 2, Scope of Consolidation, in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report).

Nine months ended September 30			Three months ended September 30
2016	2015	(€ million)	2016	2015
€81,299	€81,181	Net revenues	€26,836	€26,798
69,928	71,264	Cost of sales	22,971	24,052
5,477	5,794	Selling, general and other costs	1,824	1,832
2,354	2,071	Research and development costs	789	701
221	120	Result from investments	80	25
13	—	Gains on disposal of investments	8	—
66	25	Restructuring costs/(income)	(1)	13
3,708	2,147	EBIT	1,341	225
1,531	1,848	Net financial expenses	528	621
2,177	299	Profit/(Loss) before taxes	813	(396)
772	402	Tax expense/(benefit)	207	(9)
1,405	(103)	Net profit/(loss) from continuing operations	606	(387)
—	229	Profit from discontinued operations, net of tax	—	88
€1,405	€126	Net profit/(loss)	€606	€(299)
		Net profit/(loss) attributable to:
€1,391	€92	Owners of the parent	€608	€(306)
€14	€34	Non-controlling interests	€(2)	€7

Net revenues

Nine months ended September 30		Increase/(decrease)		(€ million)	Three months ended September 30		Increase/(decrease)
2016	2015	%	CER		2016	2015	%	CER
€81,299	€81,181	0.1%	1.6%	Net revenues	€26,836	€26,798	0.1%	0.5%
Refer to the section —Results by Segment below for a detailed discussion of Net revenues for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components) for the three and nine months ended September 30, 2016 compared to the corresponding periods in 2015.

Cost of sales

Nine months ended September 30		Increase/(decrease)		(€ million)	Three months ended September 30		Increase/(decrease)
2016	2015	%	CER		2016	2015	%	CER
€69,928	€71,264	(1.9)%	(0.4)%	Cost of sales	€22,971	€24,052	(4.5)%	(4.2)%
86.0%	87.8%			Cost of sales as % of Net revenues	85.6%	89.8%
The decrease in Cost of sales for the three and nine months ended September 30, 2016 compared to the corresponding periods in 2015 was primarily related to (i) lower volumes and (ii) lower warranty costs, which were partially offset by (iii) vehicle mix and (iv) higher product costs for content enhancements and manufacturing costs, net of efficiencies. The decrease in Cost of sales was primarily attributable to decreases in NAFTA and APAC, partially offset by the increase in EMEA and Maserati.
The decrease in Cost of sales in NAFTA for the three months ended September 30, 2016 was primarily due to the decrease in volumes, purchasing efficiencies, lower warranty costs and the change in estimate for the campaign accrual of €761 million that was recognized in 2015 (refer to the section —Results by Segment-NAFTA below). These decreases were partially offset by vehicle mix and higher product costs for content enhancements. The decrease in Cost of sales in NAFTA for the nine months ended September 30, 2016 was mainly due to the decrease in volumes, purchasing efficiencies and lower warranty costs, which were partially offset by vehicle mix and higher product costs for content enhancements.
The decrease in Cost of sales in APAC for the three and nine months ended September 30, 2016 was mainly due to decreased volumes attributable to lower levels of imports replaced by localized production through the GAC Fiat Chrysler Automobiles Co. Ltd joint venture in China (“GAC FCA JV”), which is accounted for using the equity method of accounting, as well as lower volumes in Australia, which were partially offset by vehicle mix. The increase in Cost of sales in EMEA for the three and nine months ended September 30, 2016 was mainly due to the increase in volumes.
In addition, the decrease in Cost of sales for the nine months ended September 30, 2016 compared to the corresponding period in 2015 was also attributable to the decrease in LATAM as a result of the decrease in volumes and unfavorable foreign exchange effects from the devaluation of the Brazilian Real, which were partially offset by vehicle mix.
Selling, general and other costs

Nine months ended September 30		Increase/(decrease)			Three months ended September 30		Increase/(decrease)
2016	2015	%	CER	(€ million)	2016	2015	%	CER
€5,477	€5,794	(5.5)%	(3.7)%	Selling, general and other costs	€1,824	€1,832	(0.4)%	(0.2)%
6.7%	7.1%			Selling, general and other costs as % of Net revenues	6.8%	6.8%

Selling, general and other costs include advertising, personnel, and administrative costs. Advertising costs amounted to 46.7 percent and 46.8 percent of total Selling, general and other costs for the three and nine months ended September 30, 2016, respectively. Advertising costs amounted to 46.4 percent of total Selling, general and other costs for the three and nine months ended September 30, 2015.
The decrease in Selling, general and other costs for the three and nine months ended September 30, 2016 compared to the corresponding period in 2015 was primarily due to (i) lower marketing costs in APAC, which are now incurred by the GAC FCA JV as a result of the shift to localized production in China and (ii) lower costs in LATAM, which were partially offset by (iii) higher advertising costs in NAFTA to support product launches, (iv) higher advertising costs in EMEA and (v) an increase in Maserati for commercial launch activities.
Selling, general and other costs for the nine months ended September 30, 2015 included the €81 million charge related to the consent order agreed with U.S. National Highway Traffic Safety Administration (“NHTSA”) resolving the issues raised by NHTSA with respect to FCA US’s execution of 23 recall campaigns in NHTSA's Special Order issued to FCA US on May 22, 2015.

Research and development costs

Nine months ended September 30		Increase/(decrease)			Three months ended September 30		Increase/(decrease)
2016	2015	%	CER	(€ million)	2016	2015	%	CER
€1,251	€1,176	6.4%	7.4%	Research and development expensed	€389	€400	(2.8)%	(2.0)%
1,096	893	22.7%	24.3%	Amortization of capitalized development costs	393	301	30.6%	29.9%
7	2	n.m.	n.m.	Write-down of capitalized development costs	7	—	n.m.	n.m.
€2,354	€2,071	13.7%	14.9%	Total Research and development costs	€789	€701	12.6%	12.7%

Nine months ended September 30			Three months ended September 30
2016	2015		2016	2015
1.5%	1.4%	Research and development expensed as % of Net revenues	1.4%	1.5%
1.3%	1.1%	Amortization of capitalized development costs as % of Net revenues	1.5%	1.1%
2.9%	2.6%	Total Research and development costs as % of Net revenues	2.9%	2.6%
_________________________
n.m.- number is not meaningful
The increase in Research and development expensed during the nine months ended September 30, 2016 compared to the corresponding period in 2015 was primarily attributable to EMEA.
The increase in amortization of capitalized development costs during the three and nine months ended September 30, 2016 compared to the corresponding periods in 2015 was mainly attributable to the all-new Chrysler Pacifica and the Jeep Renegade in NAFTA.

Total research and development expenditures were as follows:

Nine months ended September 30		Increase/ (decrease)		Three months ended September 30		Increase/ (decrease)
2016	2015	%	(€ million)	2016	2015	%
€1,794	€1,797	(0.2)%	Development costs capitalized	€589	€576	2.3%
1,251	1,176	6.4%	Research and development expensed	389	400	(2.8)%
€3,045	€2,973	2.4%	Total Research and development expenditures	€978	€976	0.2%
58.9%	60.4%		Development costs capitalized as % of total research and development expenditures	60.2%	59.0%
3.7%	3.7%		Total Research and development expenditures as a % of Net revenues	3.6%	3.6%
Result from investments

Nine months ended September 30		Increase/ (decrease)		Three months ended September 30		Increase/ (decrease)
2016	2015	%	(€ million)	2016	2015	%
€221	€120	84.2%	Result from investments	€80	€25	220.0%
The increase in Result from investments for the three and nine months ended September 30, 2016 compared to the corresponding periods in 2015 was primarily attributable to (i) improved results from the GAC FCA JV, which is within APAC due to the shift to localized production in China, as well as (ii) improved results from the joint venture with FCA Bank S.p.A. (“FCA Bank”), which is within EMEA.
EBIT

Nine months ended September 30		Increase/(decrease)			Three months ended September 30		Increase/(decrease)
2016	2015	%	CER	(€ million)	2016	2015	%	CER
€3,708	€2,147	72.7%	74.1%	EBIT	€1,341	€225	496.0%	506.2%
The increase in EBIT during the three months ended September 30, 2016 compared to the same period in 2015 was attributable to increases in: (i) NAFTA of €716 million, (ii) APAC of €253 million, (iii) Maserati of €91 million, (iv) EMEA of €84 million and (v) Components of €14 million, which were partially offset by (vi) the decrease in LATAM of €46 million.
The increase in EBIT during the nine months ended September 30, 2016 compared to the same period in 2015 was primarily attributable to increases in all of the Group's segments: (i) NAFTA of €895 million, (ii) EMEA of €236 million, (iii) APAC of €206 million, (iv) LATAM of €136 million, (v) Maserati of €67 million and (vi) Components of €38 million.
Adjusted EBIT

Nine months ended September 30		Increase/(decrease)			Three months ended September 30		Increase/(decrease)
2016	2015	%	CER	(€ million)	2016	2015	%	CER
€4,507	€3,264	38.1%	39,3%	Adjusted EBIT	€1,500	€1,163	29.0%	30.8%
Adjusted EBIT is calculated as EBIT excluding: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature.

The increase in Adjusted EBIT during the three months ended September 30, 2016 compared to the same period in 2015 was primarily attributable to (i) €103 million primarily driven by favorable mix, (ii) €57 million from positive net price, (iii) a decrease in industrial costs of €136 million mainly related to purchasing efficiencies and lower warranty costs, net of higher product costs for content enhancements and manufacturing costs as well as (iv) improved results from the GAC FCA JV, which were partially offset by (v) an increase of €47 million in selling, general and administrative costs as a result of the increase in advertising and commercial launch costs for new vehicles.
The increase in Adjusted EBIT during the nine months ended September 30, 2016 compared to the same period in 2015 was primarily attributable to (i) €753 million primarily driven by favorable mix, (ii) €200 million from positive net price, (iii) a decrease in industrial costs of €141 million mainly related to purchasing efficiencies and lower warranty costs, net of higher product costs for content enhancements and manufacturing costs, as well as (iv) €162 million mainly attributable to improved results from the GAC FCA JV as well as the joint venture with FCA Bank.
The following table is the reconciliation of Adjusted EBIT to EBIT, which is the most directly comparable measure included in the Consolidated Income Statement:

Nine months ended September 30			Three months ended September 30
2016	2015	(€ million)	2016	2015
€4,507	€3,264	Adjusted EBIT	€1,500	€1,163
—	(761)	Change in estimate for future recall campaign costs	—	(761)
—	(142)	Tianjin (China) port explosions	—	(142)
(414)	—	Recall campaigns - airbag inflators	—	—
(157)	—	Planned recall - in litigation with supplier	(157)	—
(156)	—	NAFTA capacity realignment	—	—
(19)	(80)	Venezuela currency devaluation	—	—
—	(81)	NHTSA consent order	—	—
(66)	(25)	Restructuring costs/(income)	1	(13)
(16)	(15)	Impairment expense	(16)	(11)
13	—	Gains on disposal of investments	8	—
16	(13)	Other	5	(11)
(799)	(1,117)	Total adjustments	(159)	(938)
€3,708	€2,147	EBIT	€1,341	€225
Refer to the section —Results by Segment below for a detailed discussion of Adjusted EBIT for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components) for the three and nine months ended September 30, 2016 compared to the corresponding periods in 2015.
Net financial expenses

Nine months ended September 30		Increase/(decrease)			Three months ended September 30		Increase/(decrease)
2016	2015	%	CER	(€ million)	2016	2015	%	CER
€1,531	€1,848	(17.2)%	(13.3)%	Net financial expenses	€528	€621	(15.0)%	(16.6)%
The decrease in Net financial expenses during the three and nine months ended September 30, 2016 compared to the corresponding periods in 2015 was primarily due to the reduction in gross debt and refinancing at lower rates.

Tax expense/(benefit)

Nine months ended September 30		Increase/(decrease)			Three months ended September 30		Increase/(decrease)
2016	2015	%	CER	(€ million)	2016	2015	%	CER
€772	€402	92.0%	85.1%	Tax expense/(benefit)	€207	€(9)	n.m.	n.m.
_________________________
n.m. - number is not meaningful

The increase in Tax expense during the three and nine months ended September 30, 2016 compared to the corresponding periods in 2015 was attributable to increased Profit before taxes and unrecognized deferred tax assets in Brazil, partially offset by increased tax credits and incentives.
Results by Segment
The following is a discussion of Net revenues, Adjusted EBIT and shipments for each of our six reportable segments for the three and nine months ended September 30, 2016 compared to the three and nine months ended September 30, 2015.

(€ million, except shipments which are in thousands of units)	Net revenues		Adjusted EBIT		Shipments
	Three months ended September 30
	2016	2015	2016	2015	2016	2015
NAFTA	€16,810	€17,704	€1,281	€1,186	627	685
LATAM	1,491	1,515	(16)	28	111	140
APAC	861	842	21	(83)	22	30
EMEA	5,070	4,611	104	20	295	250
Maserati	873	516	103	12	11	7
Components	2,390	2,348	112	98	—	—
Other activities	191	213	(36)	(48)	—	—
Unallocated items & adjustments (6)	(850)	(951)	(69)	(50)	—	—
Total	€26,836	€26,798	€1,500	€1,163	1,066	1,112

(€ million, except shipments which are in thousands of units)	Net revenues		Adjusted EBIT		Shipments
	Nine months ended September 30
	2016	2015	2016	2015	2016	2015
NAFTA	€51,425	€51,067	€3,882	€3,114	1,942	1,995
LATAM	4,271	4,917	(5)	(116)	325	413
APAC	2,767	3,877	75	29	70	123
EMEA	15,880	14,765	343	102	966	843
Maserati	1,960	1,649	155	91	24	22
Components	7,139	7,332	309	262	—	—
Other activities	571	621	(116)	(109)	—	—
Unallocated items & adjustments (6)	(2,714)	(3,047)	(136)	(109)	—	—
Total	€81,299	€81,181	€4,507	€3,264	3,327	3,396
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(6) Primarily includes intercompany transactions which are eliminated in consolidation.

NAFTA

Nine months ended September 30		Increase/(decrease)			Three months ended September 30		Increase/(decrease)
2016	2015	%	CER		2016	2015	%	CER
1,942	1,995	(2.7)%	—	Shipments (thousands of units)	627	685	(8.5)%	—
€51,425	€51,067	0.7%	1.4%	Net revenues (€ million)	€16,810	€17,704	(5.0)%	(4.7)%
€3,882	€3,114	24.7%	25.1%	Adjusted EBIT (€ million)	€1,281	€1,186	8.0%	8.3%
7.5%	6.1%	+ 140 bps		Adjusted EBIT margin (%)	7.6%	6.7%	+ 90 bps

Three months ended September 30, 2016
The Group's market share(7) in the U.S. of 12.5 percent in the three months ended September 30, 2016 reflected an increase of 30 bps from the same period in 2015.
Shipments
The decrease in NAFTA shipments in the three months ended September 30, 2016 compared to the same period in 2015 was primarily due to the planned reduction in Chrysler 200 and Dodge Dart volumes in connection with the NAFTA capacity realignment plan and reflected decreases in (i) the U.S. of 45 thousand units (-8 percent), (ii) Canada of 9 thousand units (-13 percent) and (iii) Mexico of 4 thousand units (-13 percent).
Net revenues
The decrease in NAFTA Net revenues of €0.9 billion in the three months ended September 30, 2016 compared to the same period in 2015 was primarily due to lower shipments, net of favorable mix, which reflected favorable vehicle mix that more than offset the higher fleet mix.
Adjusted EBIT
The increase in NAFTA Adjusted EBIT in the three months ended September 30, 2016 compared to the same period in 2015 was mainly attributable to (i) a decrease in industrial costs of €285 million attributable to purchasing efficiencies and lower warranty costs, net of higher product costs for content enhancements and higher manufacturing costs, (ii) positive net pricing, net of the negative foreign exchange transaction effects from the Canadian Dollar and Mexican Peso, which were partially offset by (iii) €204 million from lower shipments, net of favorable mix, as discussed above, and (iv) higher advertising costs to support product launches.
Adjusted EBIT for the three months ended September 30, 2016 excluded net charges of €149 million, of which €157 million recognized within Cost of sales related to estimated costs associated with a planned recall for which there is ongoing litigation with a component supplier. Although FCA believes the component supplier has responsibility for the recall, no recovery has been recognized as of September 30, 2016 as a resolution with the supplier had not yet been reached.

As a result of increases in both the cost and frequency of recall campaigns during 2015 and increased regulatory activity across the industry in the U.S and Canada, an additional actuarial analysis that gave greater weight to the more recent calendar year trends in recall campaign experience was added to the adequacy assessment to estimate future recall costs in the three months ended September 30, 2015. This reassessment resulted in a change in estimate for the campaign accrual of €761 million for the U.S. and Canada for estimated future recall campaign costs for vehicles sold in periods prior to the third quarter of 2015 that was recognized in Cost of sales and which was excluded from Adjusted EBIT for the three months ended September 30, 2015. In addition, and in connection with this reassessment, we recorded a €65 million charge in Cost of sales related to the increase in the accrual rate per vehicle for vehicles sold during the three months ended September 30, 2015, which was included in Adjusted EBIT.
_________________________
(7) The Group's estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive. Sales data represents sales to retail and fleet customers and limited deliveries to Group-related persons. Sales by dealers to customers are reported through a new vehicle delivery system. Reporting methodology consistent with FCA US press release issued on July 26, 2016. Refer to the section- Recent Developments below for additional information.

Nine months ended September 30, 2016

Shipments

The decrease in NAFTA shipments in the nine months ended September 30, 2016 compared to the same period in 2015 was attributable to decreases in (i) the U.S. of 33 thousand units (-2 percent), (ii) Canada of 10 thousand units (-4 percent) and (iii) Mexico of 10 thousand units (-15 percent).
Net revenues
The increase in NAFTA Net revenues in the nine months ended September 30, 2016 compared to the same period in 2015 was primarily attributable to (i) a net effect of €0.5 billion related to favorable vehicle mix, which offset the higher fleet mix, and lower shipments mainly as a result of the reduction in Chrysler 200 and Dodge Dart volumes in connection with the NAFTA capacity realignment plan as well as (ii) €0.1 billion related to positive net pricing actions, net of the negative foreign currency transaction effects from the Canadian Dollar and Mexican Peso, which were partially offset by (iii) unfavorable foreign currency translation effects of €0.3 billion.
Adjusted EBIT
The increase in NAFTA Adjusted EBIT in the nine months ended September 30, 2016 compared to the same period in 2015 was primarily attributable to (i) €356 million largely related to improved vehicle mix, net of the higher fleet mix and lower shipments, (ii) positive net price of €104 million and (iii) a decrease in industrial costs of €265 million primarily related to purchasing efficiencies and lower warranty costs, net of higher product costs for content enhancements and higher manufacturing costs.
Adjusted EBIT for the nine months ended September 30, 2016 excluded net charges of €717 million, of which €414 million was for the estimated costs of recall campaigns related to Takata airbag inflators. These charges, which were recorded in Cost of sales, were recognized to adjust the warranty provision for estimated costs associated with the recall campaigns related to Takata airbag inflators mainly due to an expansion in May 2016 of the population recalled. As the charges for the warranty adjustment are due to an industry wide recall resulting from parts manufactured by Takata, and due to the financial uncertainty of Takata, we believe these charges were unusual in nature, and as such, these charges were excluded from Adjusted EBIT (refer to Note 16, Guarantees granted, commitments and contingent liabilities, in our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report for additional information). In addition, Adjusted EBIT for the nine months ended September 30, 2016 excluded charges of €157 million that were recorded in Cost of sales relating to estimated costs associated with a planned recall for which there is ongoing litigation with a component supplier, as well as €156 million, which was also recognized within Cost of sales, related to net incremental costs from the implementation of the Group's plan to realign its existing capacity in NAFTA to better meet market demand for pickup trucks and utility vehicles.

Adjusted EBIT for the nine months ended September 30, 2015 excluded the €761 million adjustment related to the change in estimate of future recall campaign costs for vehicles sold in prior periods, as described above, and also excluded the €81 million charge related to the consent order agreed with NHTSA resolving the issues raised by NHTSA with respect to FCA US’s execution of 23 recall campaigns in NHTSA's Special Order issued to FCA US on May 22, 2015.

LATAM

Nine months ended September 30		Increase/(decrease)			Three months ended September 30		Increase/(decrease)
2016	2015	%	CER		2016	2015	%	CER
325	413	(21.3)%	—	Shipments (thousands of units)	111	140	(20.7)%	—
€4,271	€4,917	(13.1)%	(3.9)%	Net revenues (€ million)	€1,491	€1,515	(1.6)%	(7.2)%
€(5)	€(116)	95.7%	99.5%	Adjusted EBIT (€ million)	€(16)	€28	n.m.	n.m.
(0.1)%	(2.4)%	+ 230 bps		Adjusted EBIT margin (%)	(1.1)%	1.8%	n.m.
_________________________
n.m. - number is not meaningful

Three months ended September 30, 2016

The Group continued to be the market leader in Brazil with a market share(8) of 18.6 percent while the Group's market share in LATAM was 12.9 percent for the three months ended September 30, 2016.

Shipments

The decrease in LATAM shipments in the three months ended September 30, 2016 compared to the same period in 2015 was primarily attributable to (i) 30 thousand fewer units (-26 percent) in Brazil, which reflected the poor trading conditions in Brazil due to the continued macroeconomic weakness, partially offset by (ii) an increase of 2 thousand units (+8 percent) in Argentina.

Net revenues
The slight decrease in LATAM Net revenues in the three months ended September 30, 2016 compared to the same period in 2015 was mainly due to lower volumes that were partially offset by favorable vehicle mix mainly from the all-new Fiat Toro.

Adjusted EBIT
The decrease in LATAM Adjusted EBIT in the three months ended September 30, 2016 compared to the same period in 2015 was primarily attributable to (i) an increase in industrial costs of €50 million mainly due to higher input costs driven by inflation and foreign exchange effects, which was partially offset by (ii) positive vehicle mix, net of the decrease in volumes, as described above, and (iii) a decrease in selling, general and administrative costs driven by the continued cost reduction initiatives to align with market volume.
Nine months ended September 30, 2016
Shipments
The decrease in LATAM shipments in the nine months ended September 30, 2016 compared to the same period in 2015 was primarily attributable to (i) 96 thousand fewer units (-28 percent) in Brazil, which reflected the poor trading conditions in Brazil due to the continued macroeconomic weakness, partially offset by (ii) an increase of 7 thousand units (+13 percent) in Argentina.
Net revenues
The decrease in LATAM Net revenues in the nine months ended September 30, 2016 compared to the same period in 2015 was primarily attributable to (i) €0.2 billion from lower volumes, net of favorable vehicle mix mainly driven by the all-new Fiat Toro and Jeep Renegade and (ii) €0.4 billion from unfavorable foreign exchange effects from the devaluation of the Brazilian Real.

_________________________
(8) The Group's estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

Adjusted EBIT
The increase in LATAM Adjusted EBIT in the nine months ended September 30, 2016 compared to the same period in 2015 was primarily attributable to (i) favorable vehicle mix effect, net of the decrease in volumes, (ii) a decrease in industrial costs of €21 million mainly due to efficiencies and the non-recurring launch costs of the Pernambuco plant in 2015, that were partially offset by higher input costs driven by inflation and (iii) a decrease in selling, general and administrative costs of €47 million mainly driven by the continued cost reduction initiatives to align with market volume.
Adjusted EBIT for the nine months ended September 30, 2016 excluded total charges of €72 million, of which €50 million related to restructuring costs primarily to adjust the workforce reflecting current market conditions in Brazil, and €19 million related to the adoption of the new floating exchange rate and the related re-measurement of the Group's net monetary assets in Venezuela that was recognized within Cost of sales, as described in Note 17, Venezuela currency regulations and devaluation, in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.
Adjusted EBIT for the nine months ended September 30, 2015 excluded the total €80 million charge resulting from the adoption of the SIMADI exchange rate at June 30, 2015 due to the deterioration of the economic conditions in Venezuela (€53 million) and the write-down of inventory in Venezuela to the lower of cost or net realizable value that was recognized within Cost of sales (€27 million) (refer to Note 17, Venezuela currency regulations and devaluation, in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report).
Venezuela

During the nine months ended September 30, 2016, we continued to control and consolidate our Venezuelan operations. We continue to assess conditions in Venezuela, and if in the future we conclude that we no longer maintain control over our operations in Venezuela, we may incur a pre-tax charge of approximately €130 million using the current exchange rate of 658.9 VEF to U.S. Dollar.

APAC

Nine months ended September 30		Increase/(decrease)			Three months ended September 30		Increase/(decrease)
2016	2015	%	CER		2016	2015	%	CER
70	123	(43.1)%	—	Shipments (thousands of units)	22	30	(26.7)%	—
€2,767	€3,877	(28.6)%	(27.2)%	Net revenues (€ million)	€861	€842	2.3%	1.9%
€75	€29	158.6%	175.2%	Adjusted EBIT (€ million)	€21	€(83)	n.m.	n.m.
2.7%	0.7%	+ 200 bps		Adjusted EBIT margin (%)	2.4%	(9.9)%	n.m.
_________________________
n.m. - number is not meaningful

The production of the Jeep Renegade started in 2016 in the Guangzhou plant of our GAC FCA JV. This represents the second locally produced Jeep SUV in China. As a result of the increased local production by the GAC FCA JV, the Group is importing fewer vehicles into China. As the GAC FCA JV is accounted for using the equity method of accounting, the results of the joint venture are recognized in the line item Result from investments in the Consolidated Income Statement, rather than being consolidated on a line by line basis. This shift to localized production in China has the effect of decreasing Net revenues and other lines of the Consolidated Income Statement due to fewer shipments through our consolidated operations in China. As this trend continues, the results from the GAC FCA JV, which are included in EBIT and Adjusted EBIT, become increasingly important to understanding our results from operations in APAC.

Three months ended September 30, 2016

Shipments
Shipments including vehicles produced by the GAC FCA JV, were 61 thousand units in the three months ended September 30, 2016, which reflected an increase of 69 percent from the same period in 2015. In addition, Jeep sales increased 76 percent, which was driven by higher sales of the locally produced Jeep Cherokee and Jeep Renegade in China.
Net revenues
The slight increase in APAC Net revenues in the three months ended September 30, 2016 compared to the same period in 2015 was primarily due to favorable vehicle mix in China and increased sales of components to the GAC FCA JV, which were partially offset by lower shipments resulting from the shift to localized production, as described above.
Adjusted EBIT
The increase in APAC Adjusted EBIT in the three months ended September 30, 2016 compared to the same period in 2015 was primarily attributable to (i) €40 million positive net effect from favorable vehicle mix and lower imported volumes in China due to the transition to local Jeep production, (ii) a decrease of €33 million in selling, general and administrative costs mainly related to marketing costs which are now incurred by the GAC FCA JV and (iii) a positive effect of €71 million primarily from improved results from the GAC FCA JV driven by the local production of Jeep in China as well as favorable foreign exchange effects, which were partially offset by (iv) unfavorable net price of €23 million due to incentives for the completion of the sell-out of discontinued and other imported vehicles and (v) an increase of €17 million in industrial costs due to unfavorable foreign exchange transaction effects.
APAC Adjusted EBIT for the three months ended September 30, 2015 excluded the total €142 million charge for the write-down of inventory (€53 million, recorded within Cost of sales) and incremental incentives (€89 million, recorded as a reduction to Net revenues) for vehicles affected by the explosions at the Port of Tianjin in August 2015.
Nine months ended September 30, 2016

Shipments
The decrease in APAC shipments in the nine months ended September 30, 2016 compared to the same period in 2015 was primarily attributable to the transition to Jeep localized production in China as well as lower volumes in Australia due to pricing actions to offset the weakened Australian Dollar.
Net revenues
The decrease in APAC Net revenues of €1.1 billion in the nine months ended September 30, 2016 compared to the same period in 2015 was primarily due to lower shipments mainly due to localized Jeep production in China, which was partially offset by favorable vehicle mix and increased sales of components to the GAC FCA JV.
Adjusted EBIT
The increase in APAC Adjusted EBIT in the nine months ended September 30, 2016 compared to the same period in 2015 was primarily attributable to (i) a decrease of €108 million in selling, general and administrative costs mainly related to marketing costs which are now incurred by the GAC FCA JV, (ii) a positive effect of €99 million primarily from improved results from the GAC FCA JV driven by the local production of Jeep in China as well as favorable foreign exchange effects, which were partially offset by (iii) €151 million from lower imported volumes in China due to the transition to local Jeep production, net of favorable vehicle mix and (iv) unfavorable net price due to incentives for the completion of the sell-out of discontinued and other imported vehicles.

APAC Adjusted EBIT for the nine months ended September 30, 2015 excluded the total €142 million charge for the write-down of inventory (€53 million, recorded within Cost of sales) and incremental incentives (€89 million, recorded as a reduction to Net revenues) for vehicles affected by the explosions at the Port of Tianjin in August 2015.
EMEA

Nine months ended September 30		Increase/(decrease)			Three months ended September 30		Increase/(decrease)
2016	2015	%	CER		2016	2015	%	CER
966	843	14.6%	—	Shipments (thousands of units)	295	250	18.0%	—
€15,880	€14,765	7.6%	8.8%	Net revenues (€ million)	€5,070	€4,611	10.0%	11.7%
€343	€102	236.3%	238.2%	Adjusted EBIT (€ million)	€104	€20	420.0%	414.2%
2.2%	0.7%	+ 150 bps		Adjusted EBIT margin (%)	2.1%	0.4%	+ 170 bps
Three months ended September 30, 2016
In the three months ended September 30, 2016, the Group's market share(9) in the European Union for passenger cars increased by 40 bps to 6.1 percent from 5.7 percent in the same period in 2015. In addition, the Group's market share for light commercial vehicles (“LCVs”) increased by 30 bps to 11.0 percent in the three months ended September 30, 2016 from 10.7 percent in the same period in 2015(10).
Shipments
The increase in EMEA shipments in the three months ended September 30, 2016 compared to the same period in 2015 was due to (i) an increase in passenger car shipments to 229 thousand units (+16 percent) driven by the all-new Fiat Tipo family and (ii) an increase in shipments of LCVs to 66 thousand units (+24 percent).
Net revenues
The increase in EMEA Net revenues of €0.5 billion in the three months ended September 30, 2016 compared to the same period in 2015 was mainly attributable to the increase in volumes and favorable vehicle mix.

Adjusted EBIT
The increase in EMEA Adjusted EBIT in the three months ended September 30, 2016 compared to the same period in 2015 was primarily attributable to (i) a total positive effect of €130 million related to higher volumes and favorable vehicle mix mainly from the Fiat 500 and Fiat Tipo families and LCVs, and (ii) improved results from the joint ventures with FCA Bank and with Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”), as well as favorable foreign exchange effects, which were partially offset by (iii) an increase in industrial costs of €48 million due to higher research and development and manufacturing costs, net of purchasing efficiencies and (iv) an increase in selling, general and administrative costs of €35 million mainly due to higher advertising costs to support new product launches.

Nine months ended September 30, 2016

Shipments
The increase in EMEA shipments in the nine months ended September 30, 2016 compared to the same period in 2015 was primarily attributable to (i) an increase in passenger car shipments to 761 thousand units (+14 percent) and (ii) an increase in shipments in LCVs to 205 thousand units (+16 percent).
__________________________

(9)	The Group's estimated market share data is presented based on the European Automobile Manufacturers Association (ACEA) Registration Databases and national Registration Offices databases.

(10)	Due to unavailability of market data for LCVs in Italy, the figures reported are an extrapolation and discrepancies with actual data could exist.

Net revenues
The increase in EMEA Net revenues of €1.1 billion in the nine months ended September 30, 2016 compared to the same period in 2015 was mainly attributable to the increase in volumes and favorable vehicle mix driven by the all-new Tipo family, Fiat 500X, Jeep Renegade and LCVs.

Adjusted EBIT
The increase in EMEA Adjusted EBIT in the nine months ended September 30, 2016 compared to the same period in 2015 was primarily attributable to (i) €345 million due to higher volumes and favorable vehicle mix mainly driven by the all-new Fiat Tipo family, (ii) improved results from the joint ventures with FCA Bank and Tofas, which were partially offset by (iii) an increase of €120 million in selling, general and administrative costs mainly due to higher advertising costs to support product launches.

Maserati

Nine months ended September 30		Increase/(decrease)			Three months ended September 30		Increase/(decrease)
2016	2015	%	CER		2016	2015	%	CER
23,863	22,503	6.0%	—	Shipments (units)	10,656	6,916	54.1%	—
€1,960	€1,649	18.9%	21.3%	Net revenues (€ million)	€873	€516	69.2%	73.3%
€155	€91	70.3%	73.2%	Adjusted EBIT (€ million)	€103	€12	758.3%	779.2%
7.9%	5.5%	+ 240 bps		Adjusted EBIT margin (%)	11.8%	2.3%	+ 950 bps
Three months ended September 30, 2016
Shipments
The increase in Maserati shipments in the three months ended September 30, 2016 compared to the same period in 2015 was primarily from the all-new Levante, partially offset by lower Ghibli shipments, with significant increases in all regions: (i) +109 percent in China, (ii) +67 percent in Europe and (iii) +42 percent North America.
Net revenues
The increase in Maserati Net revenues of €0.4 billion in the three months ended September 30, 2016 compared to the same period in 2015 was primarily due to higher volumes, favorable vehicle and market mix mainly from the all-new Maserati Levante, as well as positive net pricing.
Adjusted EBIT
The increase in Maserati Adjusted EBIT in the three months ended September 30, 2016 compared to the same period in 2015 was primarily due to (i) the increase in volumes and favorable vehicle mix, which was partially offset by (ii) an increase in industrial costs and commercial launch activities.
Nine months ended September 30, 2016
Shipments
The increase in Maserati shipments in the nine months ended September 30, 2016 compared to the same period in 2015 was primarily attributable to higher shipments in China (+57 percent) and Europe (+12 percent), partially offset by lower shipments in North America (-5 percent).

Net revenues
The increase in Maserati Net revenues in the nine months ended September 30, 2016 compared to the same period in 2015 was primarily due to €0.2 billion from higher shipments and favorable vehicle and market mix, as well as €0.1 billion from positive net pricing.
Adjusted EBIT
The increase in Maserati Adjusted EBIT in the nine months ended September 30, 2016 compared to the same period in 2015 was primarily due to (i) higher shipments and favorable vehicle and market mix, which were partially offset by (ii) an increase in industrial costs and commercial and marketing launch activities.

Components

Nine months ended September 30		Increase/(decrease)			Three months ended September 30		Increase/(decrease)
2016	2015	%	CER		2016	2015	%	CER
€7,139	€7,332	(2.6)%	0.5%	Net revenues (€ million)	€2,390	€2,348	1.8%	2.5%
€309	€262	17.9%	20.5%	Adjusted EBIT (€ million)	€112	€98	14.3%	18.2%
4.3%	3.6%	+ 70 bps		Adjusted EBIT margin (%)	4.7%	4.2%	+ 50 bps

Net revenues
The slight increase in Net revenues in the three months ended September 30, 2016 compared to the same period in 2015 reflected higher volumes and favorable mix at Magneti Marelli, which were partially offset by lower volumes at Comau. Magneti Marelli non-captive Net revenues were 69 percent during the three months ended September 30, 2016, which was in line with the same period in 2015.
The decrease in Net revenues of €0.2 billion in the nine months ended September 30, 2016 compared to the same period in 2015 reflected higher volumes and favorable mix at Magneti Marelli, which were more than offset by volume declines in Comau and Teksid as well as negative foreign exchange effects.
Adjusted EBIT
The increase in Adjusted EBIT in the three and nine months ended September 30, 2016 compared to the same periods in 2015 was primarily driven by (i) higher volumes and (ii) favorable mix, which were partially offset by (iii) higher industrial costs.

Liquidity and Capital Resources

Available Liquidity
Available liquidity at September 30, 2016 decreased €1.4 billion from December 31, 2015 primarily as a result of (i) net cash absorption, which includes operating and investing activities, of €0.5 billion, (ii) net cash used in financing activities of €3.2 billion, which included the U.S.$2.0 billion (€1.8 billion) of cash used for the voluntary prepayments of principal of the tranche B term loans of FCA US due in 2017 and 2018 (refer to the section —Capital Market and Other Financing Transactions below), the repayment at maturity of a note issued under the Global Medium Term Note (“GMTN”) Programme for a total principal amount of €1.0 billion (refer to the section —Capital Market and Other Financing Transactions below), a total of €101 million for the prepayment of all scheduled payments of the Canada Health Care Trust Tranche C Note and other net debt repayments, which were partially offset by (iii) the availability in March 2016 of the second €2.5 billion tranche (expiring in June 2020) of the €5.0 billion syndicated revolving credit facility entered into by FCA in June 2015 (“RCF”) and (iv) the issuance of new notes under the GMTN Programme for a total principal amount of €1.25 billion (refer to the section —Capital Market and Other Financing Transactions below).

Our available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates. Refer to the section —Cash Flows below for additional information regarding the change in cash and cash equivalents.

The following table summarizes our available liquidity:

(€ million)	At September 30, 2016	At December 31, 2015
Cash, cash equivalents and current securities (11)	€16,960	€21,144
Undrawn committed credit lines (12)	6,237	3,413
Available liquidity (13)	€23,197	€24,557
_____________________________

(11)
Current securities are comprised of short term or marketable securities which represent temporary investments that do not satisfy all the requirements to be classified as cash equivalents as they may not be readily convertible to cash, or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).

(12)
Excludes the undrawn €0.2 billion medium/long-term dedicated credit lines available to fund scheduled investments at September 30, 2016 ( €0.3 billion at December 31, 2015). At December 31, 2015, the amount also excluded the undisbursed €0.4 billion on the non-revolving loan agreement (the “Mexico Bank Loan”) of FCA Mexico, S.A. de C.V. (“FCA Mexico”).

(13)
The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other areas. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions have an adverse effect on the Group’s ability to meet its liquidity requirements at the dates represented above.

Our liquidity is principally denominated in U.S. Dollar and in Euro, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total €17.0 billion of cash, cash equivalents and current securities available at September 30, 2016 (€21.1 billion at December 31, 2015), €9.9 billion, or 58.4 percent were denominated in U.S. Dollar (€12.6 billion, or 59.7 percent, at December 31, 2015) and €3.5 billion, or 20.6 percent, were denominated in Euro (€3.4 billion, or 16.1 percent, at December 31, 2015).
Capital Market and Other Financing Transactions
FCA US Tranche B Term Loans
On March 15, 2016, FCA US entered into amendments to the credit agreements that govern its tranche B term loan maturing on May 24, 2017 (“Tranche B Term Loan due 2017”) and its tranche B term loan maturing on December 31, 2018 (“Tranche B Term Loan due 2018”), (collectively, the “Tranche B Term Loans”), to, among other items, eliminate covenants restricting the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group, to enable a unified financing platform and to provide free flow of capital within the Group. In conjunction with these amendments, FCA US made a U.S.$2.0 billion (€1.8 billion) voluntary prepayment of principal at par with cash on hand, of which U.S.$1,288 million (€1,159 million) was applied to the Tranche B Term Loan due 2017 and U.S.$712 million (€641 million) was applied to the Tranche B Term Loan due 2018. FCA US also paid outstanding accrued interest related to the portion of principal prepaid of the Tranche B Term Loans and related transaction fees.

The prepayments of principal were accounted for as debt extinguishments, and as a result, a non-cash charge of €10 million was recorded within Net financial expenses in the Interim Condensed Consolidated Income Statement for the nine months ended September 30, 2016 which consisted of the write-off of the remaining unamortized debt issuance costs.

Revolving Credit Facilities
In conjunction with the amendments to the Tranche B Term Loans, the second €2.5 billion tranche (expiring in June 2020) of the €5.0 billion RCF was made available to the Group in March 2016.
In June 2016, the maturity date of the first €2.5 billion tranche of the RCF was extended to July 2019. The maturity date of the second €2.5 billion tranche of the RCF remained unchanged.
GMTN Programme
On March 30, 2016, FCA issued a 3.75 percent note at par with a total principal amount of €1.25 billion due in March 2024. The note is listed on the Irish Stock Exchange.
On April 1, 2016, FCA repaid a note at maturity with a total principal amount of €1.0 billion.
Mexico Bank Loan
Effective June 24, 2016, the Group terminated early the extended disbursement term for the undrawn portion of the non-revolving loan agreement of FCA Mexico. As a result, the undisbursed U.S.$0.4 billion (€0.4 billion) is no longer available to the Group. As of September 30, 2016, we may prepay all or any portion of the loan without premium or penalty.

Other Debt
During the three months ended September 30, 2016, FCA US's Canadian subsidiary prepaid all scheduled payments due on the Canada HCT Tranche C Note of €101 million. The prepayment was accounted for as a debt extinguishment, and as a result, a non-cash charge of €8 million was recorded within Net financial expenses in the Interim Condensed Consolidated Income Statements for the three and nine months ended September 30, 2016.
Cash Flows
The following table summarizes the cash flows from operating, investing and financing activities for the nine months ended September 30, 2016 and 2015. Refer to our Interim Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2016 and 2015 included elsewhere in this Interim Report for additional detail.

	Nine months ended September 30
(€ million)	2016	2015 (14)
Cash flows from operating activities - continuing operations	€5,522	€5,162
Cash flows from operating activities - discontinued operations	—	311
Cash flows used in investing activities - continuing operations	(6,025)	(5,815)
Cash flows used in investing activities - discontinued operations	—	(337)
Cash flows used in financing activities - continuing operations	(3,229)	(2,454)
Cash flows from financing activities - discontinued operations	—	7
Translation exchange differences	(304)	463
Total change in cash and cash equivalents	(4,036)	(2,663)
Cash and cash equivalents at beginning of the period	20,662	22,840
Cash and cash equivalents at end of the period	€16,626	€20,177
_________________________

(14)
The Group's cash flows for the nine months ended September 30, 2015 have been re-presented to exclude Ferrari, consistent with Ferrari's classification as a discontinued operation for the year ended December 31, 2015. Ferrari cash flows are presented as a single line item within the Interim Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2015.

Operating Activities
For the nine months ended September 30, 2016, cash flows from operating activities were primarily the result of (i) Net profit of €1,405 million adjusted to add back depreciation and amortization expense of €4,462 million, (ii) a net increase of €720 million in provisions mainly due to the increase in the warranty provision in NAFTA for recall campaigns related to an industry wide recall for airbag inflators resulting from parts manufactured by Takata, as well as estimated costs for a planned recall for which there is ongoing litigation with a component supplier, net of pension contributions in the U.S. and Canada of €406 million, which were partially offset by (iii) the negative effect of the change in working capital of €1,261 million primarily driven by (a) €1,138 million increase in inventories, mainly related to the increased production of new vehicle models in EMEA and Maserati, (b) €180 million decrease of trade payables, mainly related to lower volumes of production in EMEA and NAFTA in the three months ended September 30, 2016 and (c) €86 million increase in trade receivables, which were partially offset by (d) €143 million increase in net other current assets and liabilities.

For the nine months ended September 30, 2015, cash flows from operating activities were primarily the result of (i) Net loss of €103 million adjusted to add back depreciation and amortization expense of €4,041 million, (ii) a net increase of €2,160 million in provisions mainly related to net adjustments to warranties for NAFTA and higher accrued sales incentives, primarily to support increased sales volumes in NAFTA and (iii) €112 million of dividends received from jointly-controlled entities, which were partially offset by (iv) the negative effect of the change in working capital of €1,423 million primarily driven by (a) €1,653 million increase in inventories, in line with the trend in production and sales volumes for the period, (b) €825 million increase in trade receivables primarily as a result of the limited plant activity at December 31, 2014 due to the holiday shutdown and (c) €507 million increase in net other current assets and liabilities, which were partially offset by (d) €1,562 million increase of trade payables, mainly related to increased production in NAFTA and EMEA as a result of increased consumer demand for our vehicles.

Investing Activities
For the nine months ended September 30, 2016, cash used in investing activities was primarily the result of (i) €5,894 million of capital expenditures, including €1,794 million of capitalized development costs to support investments in existing and future products mainly related to the operations in NAFTA and EMEA and (ii) a total of €102 million for investments in joint ventures, associates and unconsolidated subsidiaries which primarily related to an additional investment in the GAC FCA JV.
For the nine months ended September 30, 2015, cash used in investing activities was primarily the result of (i) €6,232 million of capital expenditures, including €1,797 million of capitalized development costs to support investments in existing and future products mainly related to the operations in NAFTA and EMEA, investment in Alfa Romeo, and the completion of the new plant at Pernambuco, Brazil and (ii) €337 million of cash flows used by discontinued operations, which were partially offset by (iii) a €494 million net decrease in receivables from financing activities primarily related to the decreased lending portfolio of the financial services activities of the Group.
Financing Activities
For the nine months ended September 30, 2016, cash used in financing activities was primarily the result of (i) the voluntary prepayment of principal on the FCA US Tranche B Term Loans of U.S.$2.0 billion (€1.8 billion), (ii) the repayment at maturity of a note issued under the GMTN Programme for a total principal amount of €1,000 million, (iii) the prepayment of the remaining scheduled payments of the Canada Health Care Trust Tranche C Note for a total of €101 million and (iv) repayments of other medium-term borrowings of €1,690 million, which were partially offset by (v) proceeds from the issuance of notes under the GMTN Programme for a total principal amount of €1,250 million and (vi) proceeds from new medium-term borrowings for a total of €787 million.
For the nine months ended September 30, 2015, cash used in financing activities was primarily the result of (i) the repayment at maturity of a note issued under the GMTN Programme for a total principal amount of €1,500 million and the prepayment of the FCA US secured senior notes due 2019 for a total principal amount of €2,518 million and (ii) the payment of medium-term borrowings for a total of €3,506 million, which included the repayment at maturity of the European Investment Bank (“EIB”) loan of €250 million and the repayment of our Mexican development banks credit facilities of €414 million as part of FCA Mexico's refinancing transaction in March 2015, that were partially offset by (iii) proceeds from the issuance of U.S.$3.0 billion (€2.8 billion) total principal amount of unsecured senior notes due in 2020 and 2023 and (iv) proceeds from medium-term borrowings for a total of €2,653 million, which included the disbursement received of approximately U.S.$500 million (€0.4 billion at date of transaction) under the FCA Mexico Bank Loan as part of FCA Mexico's refinancing transaction completed in March 2015, and other financing transactions, primarily in Brazil.
Net Debt
The following table summarizes our Net Debt at September 30, 2016 and December 31, 2015 and provides a reconciliation of this non-GAAP measure to Debt, the most directly comparable measure included in our Consolidated Statement of Financial Position.
Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net Debt between industrial activities and financial services.

The division between industrial activities and financial services represents a sub-consolidation based on the core business activities (industrial or financial services) of each Group company. The sub-consolidation for industrial activities also includes companies that perform centralized treasury activities, such as raising funding in the market and financing Group companies, but do not provide financing to third parties. Financial services includes companies that provide retail and dealer financing, leasing and rental services in support of the mass-market vehicle brands in certain geographical segments and for the Maserati luxury brand.

In conjunction with the amendments to the credit agreements that govern the Tranche B Term Loans of FCA US entered into in March 2016, FCA US's cash management activities are no longer managed separately from the rest of the Group. As a result, the Group no longer provides the analysis of Net Industrial Debt split between FCA US and the remainder of the Group.

	At September 30, 2016			At December 31, 2015
(€ million)	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
Third parties debt (principal)	€(23,939)	€(1,235)	€(25,174)	€(26,555)	€(1,105)	€(27,660)
Capital market (15)	(13,459)	(346)	(13,805)	(13,382)	(264)	(13,646)
Bank debt	(9,036)	(560)	(9,596)	(11,602)	(653)	(12,255)
Other debt (16)	(1,444)	(329)	(1,773)	(1,571)	(188)	(1,759)
Accrued interest and other adjustments (17)	(117)	(1)	(118)	(127)	1	(126)
Debt with third parties	(24,056)	(1,236)	(25,292)	(26,682)	(1,104)	(27,786)
Intercompany financial receivables/(payables), net (18)	566	(566)	—	529	(568)	(39)
Current financial receivables from jointly-controlled financial services companies (19)	62	—	62	16	—	16
Debt, net of intercompany and current financial receivables from jointly-controlled financial services companies	(23,428)	(1,802)	(25,230)	(26,137)	(1,672)	(27,809)
Other financial assets/(liabilities), net (20)	53	(5)	48	103	14	117
Current securities	301	33	334	457	25	482
Cash and cash equivalents	16,560	66	16,626	20,528	134	20,662
Net Debt	€(6,514)	€(1,708)	€(8,222)	€(5,049)	€(1,499)	€(6,548)

__________________________

(15)
Includes notes (€13,256 at September 30, 2016 and €13,078 at December 31, 2015), the financial liability component of the mandatory convertible securities (€203 million at September 30, 2016 and €209 million at December 31, 2015) and other securities (€346 million at September 30, 2016 and €359 million at December 31, 2015) issued in financial markets, mainly from LATAM financial services companies.

(16)
Includes Canadian HCT notes (€252 million at September 30, 2016 and €354 million at December 31, 2015), asset backed financing, (i.e. sales of receivables for which de-recognition is not allowed under IFRS) (€338 million at September 30, 2016 and €206 million at December 31, 2015), arrangements accounted for as a lease under IFRIC 4 -Determining whether an arrangement contains a lease, and other financial payables.

(17)
Includes adjustments for fair value accounting on debt (€22 million at September 30, 2016 and €43 million at December 31, 2015) and (accrued)/deferred interest and other amortizing cost adjustments (€96 million at September 30, 2016 and €83 million at December 31, 2015).

(18)
Net amount between Industrial Activities financial receivables due from Financial Services (€667 million at September 30, 2016 and €664 million at December 31, 2015) and Industrial Activities financial payables due to Financial Services (€101 million at September 30, 2016 and €96 million at December 31, 2015). At December 31, 2015, amount also includes financial receivables due from discontinued operations (€98 million) and financial payables due to discontinued operations (€137 million).

(19)	Financial receivables due from FCA Bank.

(20)
Fair value of derivative financial instruments (net positive €8 million at September 30, 2016 and net positive €77 million at December 31, 2015) and collateral deposits (€40 million at September 30, 2016 and €40 million at December 31, 2015).

Net Industrial Debt
Net Industrial Debt is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance.
Net Industrial Debt at September 30, 2016 increased by €1.5 billion from €5,049 million at December 31, 2015. The increase was primarily driven by (i) cash flows from industrial operating activities of €5.5 billion, which represents the majority of the consolidated cash flows from operating activities (refer to the section —Cash Flows above), (ii) investments in industrial activities of €5.9 billion representing investments in property, plant and equipment and intangible assets and (iii) negative translation exchange effects of €0.8 billion.

Recent Developments

On July 18, 2016, FCA confirmed that the U.S. Securities and Exchange Commission is conducting an investigation into FCA’s reporting of vehicle unit sales to end customers in the U.S. and that inquiries into similar issues have been received from the U.S. Department of Justice.  Revenues are recorded by FCA based on shipments to dealers and customers and not on reported vehicle unit sales to end customers.  FCA is cooperating with these investigations, however their outcome is uncertain and cannot be predicted at this time.

On July 26, 2016, FCA US issued a press release to announce changes in the calculation of sales information for the U.S. Pursuant to this revised methodology, total unit sales will be composed of dealer reported sales, fleet sales and other retail sales determined as follows:

•	Dealer reported sales derived from the New Vehicle Delivery Report (“NVDR”) system will be the sum of:

◦	All sales recorded by dealers during that month net of all unwound transactions recorded to the end of that month (whether the original sale was recorded in the current month or any prior month); plus

◦	All sales of vehicles during that month attributable to past unwinds that had previously been reversed in determining monthly sales (in the current or prior months).

•	Fleet sales will be recorded as sales upon shipment by FCA US of the vehicles to the customer or end user.

•
Other retail sales will either be recorded when the sale is recorded in the NVDR system (for sales by dealers in Puerto Rico and limited sales made through distributors that submit NVDRs) or upon receipt of a similar delivery notification (for vehicles for which NVDRs are not entered such as vehicles for FCA executives and employees).

The revised methodology was used to calculate U.S. sales information, which is a basis for determining U.S. market share information in this Interim Report. This change in policy does not affect revenue recognition as it relates to the calculation of sales volumes to retail and fleet customers. As disclosed in our audited FCA Consolidated Financial Statements at December 31, 2015 included within the 2015 Annual Report, revenue is recognized when the risks and rewards of ownership of a vehicle have been transferred to our dealers or distributors, which generally occurs upon the release of the vehicle to the carrier responsible for transporting the vehicle to our dealer or distributor.

Risk and Uncertainties

Except as discussed below, the Group believes that the risks and uncertainties identified as of and for the nine months ended September 30, 2016 are in line with the main risks and uncertainties to which the Group is exposed and that were identified and discussed in Item 3D of the Group's Form 20-F for the year ended December 31, 2015 filed with the SEC on February 29, 2016 and in the 2015 Annual Report filed with the AFM also on February 29, 2016. Those risks and uncertainties should be read in conjunction with this Interim Report.

In July 2016, the U.S. Department of Transportation announced a proposed increase in the penalty for noncompliance with fuel economy requirements that is approximately two and a half times the current penalty.  Although there remains uncertainty as to the ultimate amount of a penalty increase and as to the model years for which any increased penalty would apply, any significant increase in the current penalty would likely have a material impact on our existing regulatory planning strategy. A significantly increased penalty may also affect the types of vehicles we produce and sell, and where we can sell them, which could have a material adverse impact on our financial condition and results of operations.

Governmental and regulatory scrutiny of the automotive industry has also continued to intensify during the course of 2016, and is expected to remain high, particularly in light of significant actions by various governmental and regulatory authorities involving diesel emissions compliance. As previously disclosed, we have received inquiries from U.S. Environmental Protection Agency (“EPA”), as it examines the on-road tailpipe emissions of several automakers’ vehicles, including ours.  We are cooperating with these inquiries, as well as similar investigations by other federal and state authorities regarding our diesel emissions performance and related disclosure obligations.  When jurisdictionally appropriate, we have also cooperated with inquiries from several agencies of member states of the European Union, where the increased scrutiny has resulted in continuing testing of vehicles by different parties, in different driving conditions and according to different, non-regulated, testing procedures, and in stricter or novel interpretations of the applicable standards. The results of these inquiries and governmental and nongovernmental testing procedures cannot be predicted at this time. In particular, the increased governmental scrutiny may also lead to further enforcement actions, obligations to modify or recall vehicles, penalties, negative reputational impact, increased costs and delays (for example, the process for obtaining the emissions certifications for the U.S. sale of our 2017 Jeep Grand Cherokee and Ram 1500 diesel vehicles is still pending). Our reputation and that of our vehicles may also be impacted by reports of various emissions tests conducted by different parties on our vehicles. The consequences of the intensified governmental and regulatory scrutiny may have a material adverse effect on our business, results of operations and reputation.

            Additional risks not known to the Group, or currently believed to be immaterial, could later turn out to have a material effect on the Group's businesses, targets, revenues, income, assets, liquidity or capital resources.

Outlook

The Group revised full year guidance upwards due to strong year-to-date operating performance:

	Original January 2016	Revised at June 30, 2016	Current Revision
Net revenues	> €110 billion	Raised to > €112 billion	Confirmed
Adjusted EBIT	> €5.0 billion	Raised to > €5.5 billion	Raised to > €5.8 billion
Adjusted net profit	> €1.9 billion	Raised to > €2.0 billion	Raised to > €2.3 billion
Net industrial debt	< €5.0 billion	< €5.0 billion confirmed	Confirmed

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
(In € million, except per share amounts)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2016	2015	2016	2015
Net revenues	3	€26,836	€26,798	€81,299	€81,181
Cost of sales		22,971	24,052	69,928	71,264
Selling, general and other costs		1,824	1,832	5,477	5,794
Research and development costs		789	701	2,354	2,071
Result from investments		80	25	221	120
Gains on disposal of investments		8	—	13	—
Restructuring costs/(income)		(1)	13	66	25
EBIT		1,341	225	3,708	2,147
Net financial expenses	4	528	621	1,531	1,848
Profit/(Loss) before taxes		813	(396)	2,177	299
Tax expense/(benefit)	5	207	(9)	772	402
Net profit/(loss) from continuing operations		606	(387)	1,405	(103)
Profit from discontinued operations, net of tax		—	88	—	229
Net profit/(loss)		€606	€(299)	€1,405	€126

Net profit/(loss) attributable to:
Owners of the parent		€608	€(306)	€1,391	€92
Non-controlling interests		(2)	7	14	34
		€606	€(299)	€1,405	€126
Net profit/(loss) from continuing operations attributable to:
Owners of the parent		€608	€(385)	€1,391	€(113)
Non-controlling interests		(2)	(2)	14	10
		€606	€(387)	€1,405	€(103)
Earnings/(Loss) per share:	19
Basic earnings/(loss) per share		€0.402	€(0.202)	€0.920	€0.061
Diluted earnings/(loss) per share		€0.388	€(0.202)	€0.890	€0.061

Earnings/(Loss) per share for Net profit from continuing operations:	19
Basic earnings/(loss) per share		€0.402	€(0.255)	€0.920	€(0.075)
Diluted earnings/(loss) per share		€0.388	€(0.255)	€0.890	€(0.075)

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)
(In € million)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2016	2015	2016	2015
Net profit/(loss) (A)		€606	€(299)	€1,405	€126

Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:	18
Gains/(Losses) on re-measurement of defined benefit plans		4	—	6	(67)
Related tax effect		(1)	—	(3)	33
Items relating to discontinued operations, net of tax		—	2	—	2
Total items that will not be reclassified to the Consolidated Income Statement in subsequent periods (B1)		3	2	3	(32)

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:	18
Losses on net investment hedging instruments		(2)	—	(2)	—
Gains/(Losses) on cash flow hedging instruments		129	232	(43)	303
Gains/(Losses) on available-for-sale financial assets		6	(38)	(6)	(14)
Foreign exchange translation gains/(losses)		(48)	(293)	(203)	595
Share of Other comprehensive income/(loss) for equity method investees		(31)	(64)	(79)	(47)
Related tax effect		(38)	(60)	49	(90)
Items relating to discontinued operations, net of tax		—	22	—	2
Total items that may be reclassified to the Consolidated Income Statement in subsequent periods (B2)		16	(201)	(284)	749

Total Other comprehensive income/(loss), net of tax (B1)+(B2)=(B)		19	(199)	(281)	717

Total Comprehensive income/(loss) (A)+(B)		€625	€(498)	€1,124	€843

Total Comprehensive income/(loss) attributable to:
Owners of the parent		€627	€(505)	€1,110	€805
Non-controlling interests		(2)	7	14	38
		€625	€(498)	€1,124	€843
Total Comprehensive income/(loss) attributable to owners of the parent:
Continuing operations		€627	€(607)	€1,110	€597
Discontinued operations		—	102	—	208
		€627	€(505)	€1,110	€805

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In € million)
(Unaudited)

	Note	At September 30, 2016	At December 31, 2015
Assets
Intangible assets:	6	€25,232	€24,736
Goodwill and intangible assets with indefinite useful lives		14,432	14,790
Other intangible assets		10,800	9,946
Property, plant and equipment	7	28,469	27,454
Investments and other financial assets		2,337	2,242
Deferred tax assets	5	3,432	3,343
Other assets		236	176
Total Non-current assets		59,706	57,951

Inventories	8	12,537	11,351
Assets sold with a buy-back commitment		2,028	1,881
Trade receivables		2,747	2,668
Receivables from financing activities	9	2,274	2,006
Current tax receivables		461	405
Other current assets	9	3,358	3,078
Current financial assets		977	1,383
Cash and cash equivalents		16,626	20,662
Assets held for sale		4	5
Assets held for distribution		—	3,650
Total Current assets		41,012	47,089
Total Assets		€100,718	€105,040
Equity and liabilities
Equity:	18	€17,407	€16,255
Equity attributable to owners of the parent		17,227	16,092
Non-controlling interests		180	163
Provisions	11	24,347	23,856
Deferred tax liabilities	5	200	156
Debt	12	25,292	27,786
Other financial liabilities	14	553	736
Other current liabilities	13	11,599	10,930
Current tax payables		225	272
Trade payables		21,095	21,465
Liabilities held for distribution		—	3,584
Total Equity and liabilities		€100,718	€105,040

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In € million)
(Unaudited)

	Nine months ended September 30
	2016	2015
Cash flows from operating activities:
Net profit/(loss) from continuing operations	€1,405	€(103)
Amortization and depreciation	4,462	4,041
Dividends received	123	112
Change in provisions	720	2,160
Change in deferred taxes	112	184
Change due to buy-back commitments and GDP vehicles	(11)	77
Change in working capital	(1,261)	(1,423)
Other changes	(28)	114
Cash flows from operating activities - discontinued operations	—	311
Total	5,522	5,473
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets	(5,894)	(6,232)
Investments in joint ventures, associates and unconsolidated subsidiaries	(102)	(80)
Proceeds from disposal of other investments	45	—
Net change in receivables from financing activities	(231)	494
Other changes	157	3
Cash flows used in investing activities - discontinued operations	—	(337)
Total	(6,025)	(6,152)
Cash flows used in financing activities:
Issuance of notes	1,250	2,840
Repayment of notes	(1,000)	(4,407)
Issuance of other medium-term borrowings	787	2,653
Repayment of other medium-term borrowings	(3,591)	(3,506)
Net change in other financial payables and other financial assets/liabilities	(534)	(41)
Other changes	(141)	7
Cash flows from financing activities - discontinued operations	—	7
Total	(3,229)	(2,447)
Translation exchange differences	(304)	463
Total change in Cash and cash equivalents	(4,036)	(2,663)
Cash and cash equivalents at beginning of the period	20,662	22,840
Cash and cash equivalents at end of the period	€16,626	€20,177

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In € million)
(Unaudited)

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2014	€17	€13,754	€(69)	€1,424	€(37)	€(1,578)	€(86)	€313	€13,738
Share-based compensation	—	59	—	—	—	—	—	—	59
Net profit	—	92	—	—	—	—	—	34	126
Other comprehensive income/(loss)	—	—	204	602	(14)	(32)	(47)	4	717
Other changes	—	(93)	—	1	—	—	—	6	(86)
At September 30, 2015	€17	€13,812	€135	€2,027	€(51)	€(1,610)	€(133)	€357	€14,554

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2015	€17	€14,871	€70	€2,363	€(26)	€(1,098)	€(105)	€163	€16,255
Capital increase	—	—	—	—	—	—	—	14	14
Share-based compensation	—	73	—	—	—	—	—	—	73
Net profit	—	1,391	—	—	—	—	—	14	1,405
Other comprehensive income/(loss)	—	(2)	6	(203)	(6)	3	(79)	—	(281)
Other changes (1)	—	(67)	49	(36)	—	6	—	(11)	(59)
At September 30, 2016	€17	€16,266	€125	€2,124	€(32)	€(1,089)	€(184)	€180	€17,407

__________________________

(1)
Amounts primarily relate to the reclassification of reserves for Ferrari as a result of Ferrari's classification as a discontinued operation for the year ended December 31, 2015 and the completion of the spin-off of Ferrari N.V. on January 3, 2016 as well as the distribution of the Group's 16.7 percent ownership interest in RCS MediaGroup S.p.A. in May 2016.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1. Basis of preparation
Authorization of Interim Condensed Consolidated Financial Statements and compliance with International Financial Reporting Standards
The accompanying interim condensed consolidated financial statements together with the notes thereto (the “Interim Condensed Consolidated Financial Statements”) were authorized for issuance on November 2, 2016 and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union(2). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Interim Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2015 included within the 2015 Annual Report (the “FCA Consolidated Financial Statements at December 31, 2015”). The accounting policies are consistent with those used at December 31, 2015, except as described in the section —New standards and amendments effective from January 1, 2016 below.
Basis of preparation
The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Interim Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Group's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Group, refer to the section —Use of estimates in the FCA Consolidated Financial Statements at December 31, 2015.
Certain prior year amounts in the Interim Condensed Consolidated Financial Statements have been reclassified to conform to the current year presentation. Specifically, the Group is no longer presenting the separate line item Other income/(expenses) and all amounts previously reported within the Other income/(expenses) line item have been reclassified into Selling, general and other costs within the Interim Condensed Consolidated Income Statements for the three and nine months ended September 30, 2015. This reclassification had no effect on the Group's consolidated results of operations, financial position or cash flows.
The Group's results for the three and nine months ended September 30, 2015 have been re-presented to exclude Ferrari, consistent with Ferrari's classification as a discontinued operation for the year ended December 31, 2015. Ferrari's operating results and cash flows were excluded from the Group's continuing operations and are presented as single line items within the Interim Condensed Consolidated Income Statements and Interim Condensed Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2015 as well as the Interim Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2015 (Note 2, Scope of Consolidation).

__________________________

(2)	There is no effect on the Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.

New standards and amendments effective from January 1, 2016
The following new standards and amendments, which were effective from January 1, 2016, were adopted by the Group. The adoption of these amendments had no effect on the Interim Condensed Consolidated Financial Statements.

•
Amendments to IFRS 11 – Joint arrangements: Accounting for acquisitions of interests in joint operations which clarify the accounting for acquisitions of an interest in a joint operation that constitutes a business.

•
Amendments to IAS 16 – Property, Plant and Equipment and to IAS 38 – Intangible Assets, which clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. In addition, the amendments clarify that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

•
Annual Improvements to IFRSs 2012-2014 cycle, a series of amendments to IFRSs in response to issues raised mainly on IFRS 5 – Non-current assets held for sale and discontinued operations related to the changes of method of disposal of an asset (or disposal group), on IFRS 7 – Financial Instruments: Disclosures related to clarification when servicing contracts are deemed to constitute continuing involvement for disclosure purposes, on IAS 19 – Employee Benefits related to discount rate determination and on IAS 34 – Interim Reporting related to paragraph 16A and the clarification of the meaning of disclosure of information “elsewhere in the interim financial report.”

•
Amendments to IAS 1 – Presentation of Financial Statements, which were a part of the IASB's initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures.

New standards and amendments not yet effective
Reference should be made to the section – New Standards and Amendments Not Yet Effective within the FCA Consolidated Financial Statements at December 31, 2015 for a detailed description of new standards not yet effective as of September 30, 2016.
In April 2016, the IASB issued amendments to IFRS 15 – Revenue from Contracts with Customers which do not change the underlying principles of the standard, but clarify how those principles should be applied. The amendments clarify how to identify a performance obligation in a contract, determine whether a company is a principal or an agent, determine whether the revenue from granting a license should be recognized at a point in time or over time and provide two additional reliefs to reduce cost and complexity. The amendments are effective from January 1, 2018, which is the same effective date as IFRS 15. We are currently evaluating the implementation method and the effect of adoption on our Consolidated Financial Statements.
In June 2016, the IASB issued amendments to IFRS 2 - Share-based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments, which were developed through IFRIC, provide requirements on the accounting for (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, (ii) share-based payment transactions with a net settlement feature for withholding tax obligations and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective prospectively from January 1, 2018, with earlier or retrospective application permitted. We are currently evaluating the implementation method and the effect of adoption on our Consolidated Financial Statements.

In September 2016, the IASB published “Applying IFRS 9, Financial Instruments with IFRS 4, Insurance Contracts” (Amendments to IFRS 4). The amendments provide two options for entities that issue insurance contracts within the scope of IFRS 4: (i) an option that permits entities to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets (the “overlay approach”) and (ii) an optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing contracts within the scope of IFRS 4 (the “deferral approach”). An entity would apply the overlay approach retrospectively to qualifying financial assets when it first applies IFRS 9. An entity would apply the deferral approach for annual periods beginning on or after January 1, 2018. The deferral can only be used for the three years following January 1, 2018. The application of both approaches is optional and an entity is permitted to stop applying them before the new insurance contracts standard is applied. We are currently evaluating the implementation method and the effect of adoption on our Consolidated Financial Statements.
Exchange rates
The exchange rates used to translate other currencies into Euro were as follows:

	Nine months ended September 30, 2016	At September 30, 2016	Nine months ended September 30, 2015	At September 30, 2015
U.S. Dollar	1.116	1.116	1.114	1.120
Brazilian Real	3.957	3.621	3.525	4.481
Chinese Renminbi	7.346	7.446	6.963	7.121
Canadian Dollar	1.475	1.469	1.404	1.503
Mexican Peso	20.426	21.739	17.360	18.977
Polish Zloty	4.358	4.319	4.157	4.245
Argentine Peso	16.207	17.076	9.990	10.553
Pound Sterling	0.803	0.861	0.727	0.739
Swiss Franc	1.094	1.088	1.062	1.092

2. Scope of consolidation
Ferrari N.V. spin-off
The spin-off of Ferrari N.V. from the Group was completed on January 3, 2016. The assets and liabilities of the Ferrari segment were distributed to holders of FCA shares and mandatory convertible securities. Since Exor S.p.A., which controls and consolidates FCA, will continue to control and consolidate Ferrari N.V., the spin-off of Ferrari N.V. was accounted for at book value without any gain or loss on the distribution. FCA shareholders received one common share of Ferrari N.V. for every ten common shares of FCA and holders of the mandatory convertible securities were entitled to receive 0.77369 common shares of Ferrari N.V. for each mandatory convertible security of U.S.$100 notional amount held of record on January 5, 2016. In addition, FCA shareholders participating in the FCA loyalty voting structure received one special voting share of Ferrari N.V. for every ten special voting shares of FCA held of record on January 5, 2016. On January 13, 2016, holders of FCA shares also received a cash payment of €0.01, less any required applicable withholding tax, for each share held of record as of January 5, 2016.

As described in Note 1, Basis of Preparation, the Interim Condensed Consolidated Income Statements for the three and nine months ended September 30, 2015 were re-presented to exclude Ferrari's operating results from the Group's continuing operations and to present Ferrari's operating results as a single line item within discontinued operations. The following table summarizes the major line items for discontinued operations for the three and nine months ended September 30, 2015.

	Three months ended September 30, 2015	Nine months ended September 30, 2015
	(€ million)
Net revenues	€670	€1,911
Expenses	535	1,558
EBIT	135	353
Net financial income/(expenses)	1	(5)
Profit before taxes from discontinued operations	136	348
Tax expense	48	119
Profit from discontinued operations, net of tax	€88	€229

The amounts presented in the table above are not representative of the income statement of Ferrari on a stand-alone basis, as these amounts are net of transactions between the Group and Ferrari. Revenues and expenses arising from intercompany transactions were eliminated, except for those revenues and expenses that continue after the spin-off. However, no profit or loss was recognized for intercompany transactions within the Interim Condensed Consolidated Income Statements for the three and nine months ended September 30, 2015.

Distribution of RCS MediaGroup S.p.A. (“RCS”) shares
On April 15, 2016, the shareholders of FCA approved the distribution of the Group's 16.7 percent ownership interest in RCS to holders of FCA common shares. The distribution of RCS ordinary shares took effect on May 1, 2016 and holders of FCA common shares were entitled to 0.067746 ordinary shares of RCS for each common share of FCA held of record. The distribution of the RCS equity method investment resulted in a net gain of €5 million recognized within Gains on disposal of investments for the nine months ended September 30, 2016.
Publishing business
Further to the memorandum of understanding dated March 2, 2016, on August 1, 2016, FCA announced the signing of a framework agreement which sets out terms of the proposed integration through a merger between FCA's consolidated media and publishing subsidiary, ITEDI S.p.A. (“Itedi”), in which FCA has a 77 percent ownership interest, and the Italian media group, Gruppo Editoriale L’Espresso S.p.A. (“GELE”) (the “Merger”). The Merger, which is subject to certain conditions precedent that are customary for this type of transaction as well as the receipt of necessary regulatory approvals from Italian State Authorities, is expected to be effective in the first quarter of 2017 and will result in the creation of an Italian publishing business with potential for significant revenue and synergies.
Under the framework agreement, FCA and Itedi’s non-controlling shareholder, Ital Press Holding S.p.A. (“Ital Press”), will transfer 100 percent of the shares of Itedi to GELE in exchange for newly-issued reserved shares. Upon completion of the transaction, CIR S.p.A., the controlling shareholder of GELE, will hold a 43.4 percent ownership interest in GELE, FCA will hold 14.63 percent and Ital Press will hold 4.37 percent. As soon as practicable following completion of the Merger, FCA will distribute its entire interest in GELE to holders of FCA common stock. The significant conditions precedent and the regulatory approvals necessary for the consummation of the Merger were considered in determining the classification for Itedi and the Group concluded that the criteria for classification of Itedi as an asset held for sale were not met at September 30, 2016.

3. Net revenues
Net revenues were as follows:

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
	(€ million)
Revenues from:
Sales of goods	€25,971	€25,905	€78,761	€78,572
Services provided	564	427	1,659	1,170
Contract revenues	143	306	450	1,000
Interest income of financial services activities	37	43	108	149
Lease installments from assets sold with a buy-back commitment	121	117	321	290
Total Net revenues	€26,836	€26,798	€81,299	€81,181

4. Net financial expenses
The following table summarizes the Group’s financial income and expenses included within Net financial expenses:

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
	(€ million)
Interest income and other financial income	€57	€48	€157	€181

Financial expenses:
Interest expense and other financial expenses	405	474	1,126	1,510
Write-down of financial assets	24	7	52	49
Losses on disposal of securities	—	10	5	16
Net interest expense on employee benefits provisions	87	80	258	262
Total Financial expenses	516	571	1,441	1,837

Net expenses from derivative financial instruments and exchange rate differences	69	98	247	192

Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	585	669	1,688	2,029

Net financial expenses	€528	€621	€1,531	€1,848

5. Tax expense/(benefit)
Tax expense/(benefit) was as follows:

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
	(€ million)
Current tax expense	€189	€96	€650	€213
Deferred tax expense/(benefit)	14	(103)	111	192
Tax expense/(benefit) relating to prior periods	4	(2)	11	(3)
Total Tax expense/(benefit)	€207	€(9)	€772	€402
The increase in Tax expense for the three and nine months ended September 30, 2016 compared to the same period in 2015 was primarily due to higher Profit before taxes and unrecognized deferred tax assets in Brazil, which were partially offset by increased tax credits and incentives.

For the three and nine months ended September 30, 2016, the Group’s effective tax rate was 25 percent and 35 percent, respectively, which included the utilization of tax credits and incentives that were partially offset by unrecognized deferred tax assets in jurisdictions in which a tax benefit is not recorded on tax losses.

The effective tax rate for the three months ended September 30, 2015 was two percent due to the Group's Loss before taxes and the related effect of not recognizing tax benefits on losses in certain jurisdictions. The effective tax rate of 134 percent for the nine months ended September 30, 2015 reflected the effect of not recognizing tax benefits on losses in certain jurisdictions.

The difference between the 20 percent statutory rate in the United Kingdom, the tax jurisdiction in which FCA is resident, and the effective tax rate in each of these periods is primarily due to income in jurisdictions with higher statutory rates than the United Kingdom and unrecognized deferred tax assets.

For the three months ended September 30, 2016, as a result of the continued macroeconomic weakness and uncertainty in Brazil, a portion of the deferred tax assets in Brazil, which include Brazil tax losses, were not recognized as the Group concluded that there was no longer sufficient evidence to indicate that full utilization was probable. Tax loss carry-forwards do not expire under current tax legislation in Brazil and these unrecognized deferred tax assets will be monitored and assessed at each reporting date.

6. Intangible assets
The change in Goodwill and Other intangible assets with indefinite useful lives was attributable to foreign exchange translation effects.
During the nine months ended September 30, 2016, the increase in Other intangible assets includes capitalized development costs of €1,794 million primarily related to the operations in NAFTA and EMEA.

7. Property, plant and equipment
Additions of €3,707 million for the nine months ended September 30, 2016 mainly related to the mass-market vehicle operations.

8. Inventories

	At September 30, 2016	At December 31, 2015
	( € million)
Raw materials, supplies and finished goods	€12,482	€11,190
Amount due from customers for contract work	55	161
Total Inventories	€12,537	€11,351
The amount due from customers for contract work relates to the design and production of industrial automation systems and related products for the automotive sector is summarized as follows:

	At September 30, 2016	At December 31, 2015
	( € million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€1,375	€2,097
Less: Progress billings	(1,540)	(2,163)
Construction contracts, net of advances on contract work	(165)	(66)
Amount due from customers for contract work	55	161
Less: Amount due to customers for contract work included in Other current liabilities (Note 13, Other current liabilities)	(220)	(227)
Construction contracts, net of advances on contract work	€(165)	€(66)

9. Receivables from financing activities and Other current assets
Receivables from financing activities included the following:

	At September 30, 2016	At December 31, 2015
	( € million)
Dealer financing	€1,904	€1,650
Retail financing	231	238
Finance leases	6	8
Other	133	110
Total Receivables from financing activities	€2,274	€2,006
Other current assets included the following:

	At September 30, 2016	At December 31, 2015
	( € million)
Other current receivables	€2,571	€2,386
Accrued income and prepaid expenses	787	692
Other current assets	€3,358	€3,078

Transfer of assets
At September 30, 2016, the Group had receivables that had not yet come due, which were transferred without recourse and were derecognized in accordance with the requirements of IAS 39, Financial Instruments: Recognition and Measurement, amounting to €5,503 million (€4,950 million at December 31, 2015). The transfers related to trade receivables and other receivables for €4,460 million (€4,165 million at December 31, 2015) and financial receivables for €1,043 million (€785 million at December 31, 2015). These amounts included receivables of €3,504 million (€3,022 million at December 31, 2015), mainly due from the sales network, transferred to jointly controlled financial services companies (e.g. FCA Bank).
10. Share-based compensation
The documents governing FCA's long term incentive plans contain anti-dilution provisions which provide for an adjustment to the number of awards granted under the plans in order to preserve, or alternatively, prevent the enlargement of the benefits intended to be made available to the recipients of the awards should an event occur that affects our capital structure. As such, as a result of the spin-off of Ferrari N.V., on January 26, 2016, a conversion factor of 1.5440 was approved by FCA's Compensation Committee and applied to outstanding Performance Share Units (“PSU awards”) and Restricted Share Units (“RSU awards”) as an equitable adjustment to make equity award holders whole for the resulting diminution in value of an FCA share. For the awards that will vest based on the Group's achievement of the targets for net income (“PSU NI awards”), FCA's Compensation Committee also approved an adjustment to the net income targets for the years 2016-2018 to account for the net income of Ferrari in order to preserve the economic benefit intended to be provided to each participant. There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.

None of the outstanding PSU and RSU awards were forfeited and none had vested at September 30, 2016. The total number of PSU and RSU awards outstanding were 22,717,024 and 8,023,472, respectively, at September 30, 2016.

Total expense for the PSU and RSU awards of €25 million and €73 million was recorded for the three and nine months ended September 30, 2016, respectively. Total expense for the PSU and RSU awards of €28 million and €34 million was recorded for the three and nine months ended September 30, 2015, respectively.

11. Provisions

	At September 30, 2016	At December 31, 2015
	(€ million)
Employee benefits provisions:
Pension plans	€5,152	€5,310
Health care and life insurance plans	2,399	2,459
Other post-employment benefits	902	969
Other provisions for employees and liabilities for share-based payments	1,270	1,326
Total Employee benefits provisions	9,723	10,064

Other provisions:
Product warranty and recall campaigns	6,969	6,471
Sales incentives	5,190	5,196
Legal proceedings and disputes	557	500
Commercial risks	663	321
Other risks	1,245	1,304
Total Other provisions	14,624	13,792
Total Provisions	€24,347	€23,856
At September 30, 2016, the Product warranty and recall campaigns provision included €157 million of estimated costs associated with a planned recall for which there is ongoing litigation with a component supplier recognized in the three months ended September 30, 2016. Although FCA believes the component supplier has responsibility for the recall, no recovery has been recognized as of September 30, 2016 as a resolution with the supplier had not yet been reached. In addition, the Product warranty and recall campaigns provision included €414 million of charges recognized in the three months ended June 30, 2016 for the additional estimated costs associated with the recall campaigns related to an industry wide recall of airbag inflators resulting from parts manufactured by Takata. Refer to Note 16, Guarantees granted, commitments and contingent liabilities for additional information.
Pension and health care, legal, severance indemnity and other post-employment benefits (“OPEB”) costs included in the Interim Condensed Consolidated Income Statement were as follows:

	Three months ended September 30
	2016		2015
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€52	€6	€50	€7
Interest expense	285	33	278	25
Interest (income)	(234)	—	(226)	—
Other administrative costs	20	—	28	—
Total	€123	€39	€130	€32

	Nine months ended September 30
	2016		2015
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€133	€26	€150	€24
Interest expense	860	93	861	77
Interest (income)	(702)	—	(683)	—
Other administrative costs	70	—	70	—
Total	€361	€119	€398	€101

12. Debt

	At September 30, 2016	At December 31, 2015
	(€ million)
Notes	€13,655	€13,441
Borrowings from banks	9,260	11,962
Payables represented by securities	809	925
Asset-backed financing	337	206
Other debt	1,231	1,252
Total Debt	€25,292	€27,786
Global Medium Term Note (“GMTN”) Programme
On March 30, 2016, FCA issued a 3.75 percent note at par with a total principal amount of €1,250 million due in March 2024. The note is listed on the Irish Stock Exchange.
On April 1, 2016, FCA repaid a note at maturity with a total principal amount of €1,000 million.
Borrowings from banks
FCA US Tranche B Term Loans
On March 15, 2016, FCA US entered into amendments to the credit agreements that govern its tranche B term loan maturing on May 24, 2017 (“Tranche B Term Loan due 2017”) and its tranche B term loan maturing on December 31, 2018 (“Tranche B Term Loan due 2018”), (collectively, the “Tranche B Term Loans”), to, among other items, eliminate covenants restricting the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group, to enable a unified financing platform and to provide free flow of capital within the Group.
In conjunction with these amendments, FCA US made a U.S.$2.0 billion (€1.8 billion) voluntary prepayment of principal at par with cash on hand, of which U.S.$1,288 million (€1,159 million) was applied to the Tranche B Term Loan due 2017 and U.S.$712 million (€641 million) was applied to the Tranche B Term Loan due 2018. Accrued interest related to the portion of principal prepaid of the Tranche B Term Loans and related transaction fees were also paid.
The prepayments of principal were accounted for as debt extinguishments, and as a result, a non-cash charge of €10 million was recorded within Net financial expenses for the nine months ended September 30, 2016, which consisted of the write-off of the remaining unamortized debt issuance costs. The amendments to the remaining principal balance were analyzed on a lender-by-lender basis and accounted for as debt modifications in accordance with IAS 39 - Financial Instruments: Recognition and Measurement. As such, the debt issuance costs for each of the amendments were capitalized and will be amortized over the respective remaining terms of the Tranche B Term Loans.
For each of the Tranche B Term Loans, FCA US prepaid the scheduled quarterly principal payments, with the remaining balance applied to the principal balance due at maturity. Accordingly, FCA US is now scheduled to pay the remaining outstanding principal balances at the respective maturity dates. Periodic interest payments, however, continue to be required.
At September 30, 2016, €1,627 million, including accrued interest, was outstanding under the Tranche B Term Loan due 2017 (€2,863 million at December 31, 2015) and €899 million, including accrued interest, was outstanding under the Tranche B Term Loan due 2018 (€1,574 million at December 31, 2015).
Mexico Bank Loan
Effective June 24, 2016, the Group terminated early the extended disbursement term for the undrawn portion of the non-revolving loan agreement of FCA Mexico. As a result, the undisbursed U.S.$0.4 billion (€0.4 billion) is no longer available to the Group. As of September 30, 2016, we may prepay all or any portion of the loan without premium or penalty.

Revolving Credit Facilities
In conjunction with the amendments to the credit agreements that govern the Tranche B Term Loans, the second €2.5 billion tranche (expiring in June 2020) of the total €5.0 billion syndicated revolving credit facility entered into by FCA in June 2015 (“RCF”) was made available to the Group in March 2016.
In June 2016, the maturity date of the first €2.5 billion tranche of the RCF was extended to July 2019. The maturity date of the second €2.5 billion tranche of the RCF remained unchanged.
At September 30, 2016, undrawn committed credit lines totaling €6.2 billion included the €5.0 billion RCF and approximately €1.2 billion of other revolving credit facilities. At December 31, 2015, undrawn committed credit lines included the first tranche of €2.5 billion of the RCF and approximately €0.9 billion of other revolving credit facilities.
Payables represented by securities
During the three months ended September 30, 2016, FCA US's Canadian subsidiary prepaid all scheduled payments due on the Canada HCT Tranche C Note, including accrued interest, of €102 million. The prepayment was accounted for as a debt extinguishment, and as a result, a non-cash charge of €8 million was recorded within Net financial expenses in the Interim Condensed Consolidated Income Statements for the three and nine months ended September 30, 2016.

13. Other current liabilities
Other current liabilities consisted of the following:

	At September 30, 2016	At December 31, 2015
	(€ million)
Advances on buy-back agreements	€2,671	€2,492
Indirect tax payables	1,466	1,305
Accrued expenses and deferred income	3,562	3,178
Payables to personnel	1,064	972
Social security payables	335	333
Amounts due to customers for contract work	220	227
Other	2,281	2,423
Total Other current liabilities	€11,599	€10,930
On January 21, 2016, the third installment of U.S.$175 million (€161 million) was paid on the obligation arising from the memorandum of understanding entered into by FCA US with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, included within Other current liabilities.

14. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis:

	At September 30, 2016				At December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Assets at fair value available-for-sale:
Investments at fair value with changes directly in Other comprehensive income	€177	€19	€	€196	€184	€19	€	€203
Other non-current securities	43	—	12	55	31	—	12	43
Current securities available-for-sale	120	1	—	121	264	5	—	269
Financial assets at fair value held-for-trading:
Current investments	42	—	—	42	48	—	—	48
Current securities held for trading	213	—	—	213	213	—	—	213
Other financial assets	40	532	29	601	40	813	—	853
Cash and cash equivalents	14,068	2,558	—	16,626	18,097	2,565	—	20,662
Total Assets	€14,703	€3,110	€41	€17,854	€18,877	€3,402	€12	€22,291
Other financial liabilities	€	€553	€	€553	€	€701	€35	€736
Total Liabilities	€	€553	€	€553	€	€701	€35	€736

During the nine months ended September 30, 2016, there were no transfers between levels in the fair value hierarchy.

The fair value of Other financial assets and liabilities, which mainly include derivative financial instruments, is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment as described below:

•	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rates and interest rates at the balance sheet date;

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method;

•
the fair value of swaps and options hedging commodity price risk is determined by using suitable valuation techniques and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The par value of Cash and cash equivalents, which includes cash at banks, units in money market funds and other money market securities primarily comprised of commercial paper, bankers’ acceptances and certificate of deposits that are readily convertible to cash with original maturities of three months or less at the date of purchase, usually approximates fair value due to the short maturity of these instruments. The fair value of money market funds is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (classified in Level 2 of the fair value hierarchy).

The following is a reconciliation for the changes in items measured at fair value and classified in Level 3:

	Three months ended September 30
	2016		2015
	Other non-current securities	Other financial assets/(liabilities)	Other non-current securities	Other financial assets/(liabilities)
	(€ million)
At July 1	€12	€	€23	€(28)
Gains/(Losses) recognized in Consolidated Income Statement	—	(9)	1	(2)
Gains/(Losses) recognized in Other comprehensive income/(loss)	—	36	(1)	(5)
Issues/Settlements	—	2	—	11
At September 30	€12	€29	€23	€(24)
The gains/(losses) included in the Interim Condensed Consolidated Income Statement for the three months ended September 30, 2016 and 2015 were recognized within Cost of sales and Net financial expenses, respectively. The gains/(losses) recognized in Other comprehensive income/(loss) for the three months ended September 30, 2016 and 2015 were recognized within Cash flow hedge reserve.

	Nine months ended September 30
	2016		2015
	Other non-current securities	Other financial assets/(liabilities)	Other non-current securities	Other financial assets/(liabilities)
	(€ million)
At January 1	€12	€(35)	€22	€(4)
(Losses) recognized in Consolidated Income Statement	—	(29)	(1)	(2)
Gains/(Losses) recognized in Other comprehensive income/(loss)	—	67	2	(32)
Issues/Settlements	—	26	—	14
At September 30	€12	€29	€23	€(24)
The losses included in the Interim Condensed Consolidated Income Statement for the nine months ended September 30, 2016 and 2015 were recognized within Cost of sales and Net financial expenses, respectively. The gains/(losses) recognized in Other comprehensive income/(loss) for the nine months ended September 30, 2016 and 2015 were recognized within Cash flow hedge reserve.

Assets and liabilities not measured at fair value on a recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, we assume that the carrying value is a reasonable approximation of fair value. Specifically, the carrying amounts of financial instruments classified within Current receivables and Other current assets and of Trade payables and Other current liabilities approximate their fair value.

The following table summarizes the carrying amount and fair value for financial assets and liabilities that are not measured at fair value on a recurring basis:

		At September 30, 2016		At December 31, 2015
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€1,904	€1,904	€1,650	€1,649
Retail financing		231	229	238	232
Finance lease		6	6	8	8
Other receivables from financing activities		133	133	110	110
Receivables from financing activities	9	€2,274	€2,272	€2,006	€1,999

Asset-backed financing		€337	€337	€206	€206
Notes		13,655	14,379	13,441	14,120
Other debt		11,300	11,316	14,139	14,074
Debt	12	€25,292	€26,032	€27,786	€28,400
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated with discounted cash flows models. The most significant inputs used for this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Notes that are traded in active markets for which close or last trade pricing is available are classified in Level 1 of the fair value hierarchy. Notes for which such prices are not available, are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are classified in Level 2 of the fair value hierarchy. At September 30, 2016, €14,373 million and €6 million of Notes were classified in Level 1 and Level 2, respectively.
The fair value of Other debt classified in Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is classified in Level 3. At September 30, 2016, €9,384 million and €1,932 million of Other Debt was classified in Level 2 and Level 3, respectively.

15. Related party transactions
The related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Refer to Note 26, Related party transactions, in the FCA Consolidated Financial Statements at December 31, 2015 for a description of the Group's transactions with the Group's unconsolidated subsidiaries, joint ventures, associates and other related parties.
From January 3, 2016, which was the date of the spin-off of Ferrari N.V. from the Group, transactions carried out with Ferrari N.V. are related party transactions and primarily relate to (i) the purchase of engines and engine components for Maserati vehicles, (ii) the sale of automotive lighting and automotive components and (iii) transactions related to the display of FCA logos on Formula 1 cars.

The amounts for significant transactions with related parties recognized were as follows:

	Three months ended September 30
	2016				2015
	Net revenues	Cost of sales	Selling, general and other costs	Net Financial expenses	Net revenues	Cost of sales	Selling, general and other costs	Net Financial expenses
	(€ million)
Joint arrangements and associates	€1,105	€644	€6	€7	€852	€361	€5	€9
CNH Industrial N.V.	€133	€106	€2	€—	€129	€85	€—	€—
Ferrari	€20	€74	€—	€—	n/a	n/a	n/a	n/a

	Nine months ended September 30
	2016				2015
	Net revenues	Cost of sales	Selling, general and other costs	Net Financial expenses	Net revenues	Cost of sales	Selling, general and other costs	Net Financial expenses
	(€ million)
Joint arrangements and associates	€3,264	€1,969	€14	€21	€2,730	€1,181	€13	€22
CNH Industrial N.V.	€408	€323	€4	€—	€433	€327	€—	€—
Ferrari	€59	€155	€—	€7	n/a	n/a	n/a	n/a

Non-financial assets and liabilities from significant transactions with related parties were as follows:

	At September 30, 2016				At December 31, 2015
	Trade receivables	Trade payables	Other current assets	Other current liabilities	Trade receivables	Trade payables	Other current assets	Other current liabilities
	(€ million)
Joint arrangements and associates	€311	€464	€1	€289	€323	€404	€4	€204
CNH Industrial N.V.	€57	€57	€4	€5	€48	€76	€26	€6
Ferrari	€23	€66	€ 158(3)	€4	n/a	n/a	n/a	n/a
__________________________

n/a	Not applicable

(3)	Primarily related to income taxes owed by Ferrari as a result of including Ferrari' s taxable income in the Group's Italian consolidated tax return in 2015.
Financial assets and liabilities originating from related party transactions were as follows:

	At September 30, 2016			At December 31, 2015
	Current receivables from financing activities	Asset- backed financing	Other debt	Current receivables from financing activities	Asset- backed financing	Other debt
	(€ million)
Joint arrangements and associates	€183	€100	€44	€97	€133	€53

16. Guarantees granted, commitments and contingent liabilities
Contingencies
On May 4, 2016, the National Highway Traffic Safety Administration (“NHTSA”) published an amendment to the November 3, 2015 Takata Consent Order regarding Takata passenger airbags manufactured using non-desiccated Phase Stabilized Ammonium Nitrate (“PSAN”).  This amendment expanded the scope of the original consent order to include 7.5 million additional units of non-desiccated PSAN airbag inflators, of which approximately 2 million inflator units are deferred and are not yet subject to recall. In compliance with the amendment to the Takata Consent Order, on May 16, 2016, Takata submitted a Defect Incident Report (“DIR”) to NHTSA declaring the non-desiccated PSAN airbag inflators defective. Based on the DIRs filed by Takata, FCA US has announced a recall of vehicles, assembled in NAFTA, related to the May 16, 2016 DIR, which represents approximately 5.5 million inflator units.  Considering the estimated cost of the recall and the estimated participation rate of the recalls taking into account the age of the vehicles involved, we recognized €414 million within Cost of sales during the three months ended June 30, 2016.  The charges reflect our assumptions on participation rate based on the Group's historical experience and industry data.  If our actual experience differs from our historical experience or industry data, this could result in an adjustment to the warranty provision in the future.

We continue to assess the condition and performance of airbag inflators supplied by Takata. While there have not been any known issues relating to the unrecalled units, as additional information, data and analysis become available and we continue discussions with our regulators, the number of inflator units that may become subject to recalls could be expanded. Any liability for the estimated cost for future recalls would be recognized in the period in which a recall becomes probable.

Litigation
On September 11, 2015, a putative securities class action complaint was filed in the U.S. District Court for the Southern District of New York against us alleging material misstatements regarding our compliance with regulatory requirements and that we failed to timely disclose certain expenses relating to our vehicle recall campaigns. On October 5, 2016, the district court dismissed the claims relating to the disclosure of vehicle recall campaign expenses but ruled that claims regarding the alleged misstatements regarding regulatory requirements would be allowed to proceed. At this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

We are also aware of two putative securities class action lawsuits pending against us in the U.S. District Court for the Eastern District of Michigan alleging material misstatements with regard to our reporting of vehicle unit sales to end customers in the U.S. At this early stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

Refer to Note 28, Guarantees granted, commitments and contingent liabilities, in the FCA Consolidated Financial Statements at December 31, 2015 for information on the Group's other pending litigation proceedings.

Other
     In July 2016, the U.S. Department of Transportation announced a proposed increase in the penalty for noncompliance with fuel economy requirements that is approximately two and a half times the current penalty.  Although at September 30, 2016 there remains uncertainty as to the ultimate amount of a penalty increase and as to the model years for which any increased penalty would apply, any significant increase in the current penalty would likely have a material impact on our existing regulatory planning strategy. A significantly increased penalty may also affect the types of vehicles we produce and sell, and where we can sell them, which could have a material adverse impact on our financial condition and results of operations.

17. Venezuela currency regulations and devaluation
On March 10, 2016, the Venezuelan government modified its foreign currency exchange systems with the enactment of Exchange Agreement No. 35, which included the devaluation of its official exchange rate. Venezuela’s official exchange rate, CENCOEX, was replaced with DIPRO, which is only available for purchases and sales of essential items, such as food and medicine. In addition, the official exchange rate was also devalued from 6.3 VEF to 10 VEF per U.S. Dollar and the exchange rate determined by an auction process conducted by Venezuela’s Supplementary Foreign Currency Administration System, or SICAD, was terminated. The Marginal Currency System, or the “SIMADI” exchange rate, was replaced with the “floating” Sistema de Divisa Complementaria, or the DICOM exchange rate, which is available for all transactions not subject to the DIPRO exchange rate. Unlike the former SICAD system, the government, the state-owned oil enterprise PDVSA and foreign investors can inject funds into the new system.
At March 31, 2016, the DICOM exchange rate was expected to be used to complete the majority of FCA Venezuela's transactions to exchange VEF for U.S. Dollars. At September 30, 2016, the DICOM exchange rate of 658.9 VEF per U.S. Dollar did not result in the recording of material re-measurement charges during the three months ended September 30, 2016. Total re-measurement charges, including the devaluation and the write-down of SICAD receivables, of €19 million were recorded within Cost of sales for the nine months ended September 30, 2016.
At June 30, 2015, the Group had adopted the SIMADI exchange rate and, as a result, recorded a remeasurement charge on its VEF denominated net monetary assets, including cash and cash equivalents in Venezuela, of €53 million within Cost of Sales using an exchange rate of 197.3 VEF per U.S. Dollar for the nine months ended September 30, 2015. In addition to the remeasurement charge, the Group recorded €27 million within Cost of sales for the write-down of inventory in Venezuela to the lower of cost or net realizable value for the nine months ended September 30, 2015, as due to pricing controls, the Group was unable to increase the VEF sales price in Venezuela to compensate for the devaluation.

18. Equity
Share capital
At September 30, 2016, share capital of FCA amounted to €17 million (€17 million at December 31, 2015) and consisted of 1,289,076,156 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each (1,288,956,011 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2015).
Mandatory Convertible Securities

Pursuant to the terms of the prospectus for the aggregate notional amount of U.S.$2,875 million (€2,293 million) of mandatory convertible securities (the “Mandatory Convertible Securities”), the Mandatory Convertible Securities will automatically convert on December 15, 2016 (the “Mandatory Conversion Date”) into a number of common shares equal to the conversion rate calculated based on the share price relative to the applicable market value (“AMV”), as defined in the prospectus of the Mandatory Convertible Securities. Effective January 15, 2016, as a consequence of the spin-off of Ferrari N.V. to holders of FCA shares, certain terms of the Mandatory Convertible Securities were adjusted as follows:

•	Initial Price was adjusted from U.S.$11.00 to U.S.$7.1244;

•	Threshold Appreciation Price was adjusted from U.S.$12.9250 to U.S.$8.3712;

•	Stated Amount was adjusted from U.S.$100.00 to U.S.$64.7675; and

•
The common share prices included within the definition of “Early Conversion Rate” applicable to a “fundamental change” (as defined in the prospectus of the Mandatory Convertible Securities) were also adjusted.

The relevant fraction used to affect the adjustments noted above was calculated using the average of the daily Volume Weighted Average Price (“VWAP”) from January 5, 2016 to January 15, 2016 for both FCA common shares and Ferrari N.V. common shares. There was no effect to the Interim Condensed Consolidated Financial Statements as of and for the nine months ended September 30, 2016.

Effective May 13, 2016, certain terms of the Mandatory Convertible Securities were further adjusted to compensate for the distribution of the RCS ordinary shares to holders of FCA shares as follows:

•	Initial Price was adjusted from U.S.$7.1244 to U.S.$7.0829;

•	Threshold Appreciation Price was adjusted from U.S.$8.3712 to U.S.$8.3224;

•	The minimum number of shares was adjusted from 222,435,875 shares to 223,741,125 shares if the AMV is greater than or equal to the Threshold Appreciation Price;

•	The maximum number of shares was adjusted from 261,363,375 shares to 262,895,750 shares if the AMV is less than or equal to the Initial Price; and

•
The conversion rates (together with the common share prices) included within the definition of “Early Conversion Rate” applicable to a “fundamental change” (as defined in the prospectus of the Mandatory Convertible Securities) were also adjusted.

The relevant fraction used to affect the adjustments noted above was calculated using the average of the daily Volume Weighted Average Price (“VWAP”) from May 2, 2016 to May 13, 2016 for both FCA common shares and RCS common shares. There was no effect to the Interim Condensed Consolidated Financial Statements as of and for the nine months ended September 30, 2016.

Other comprehensive income/(loss)

Other comprehensive income/(loss) was as follows:

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
	(€ million)
Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:
Gains/(Losses) on re-measurement of defined benefit plans	€4	€	€6	€(67)
Items relating to discontinued operations	—	3	—	3
Total items that will not be reclassified to the Consolidated Income Statement (B1)	4	3	6	(64)

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:
(Losses) on net investment hedging instruments	(2)	—	(2)	—
(Losses)/Gains on cash flow hedging instruments arising during the period	198	236	161	192
(Losses)/Gains on cash flow hedging instruments reclassified to the Consolidated Income Statement	(69)	(4)	(204)	111
Total (Losses)/gains on cash flow hedging instruments	129	232	(43)	303
Gains/(losses) on available-for-sale financial assets	6	(38)	(6)	(14)
Foreign exchange translation gains/(losses)	(48)	(293)	(203)	595
Share of Other comprehensive income/(loss) for equity method investees arising during the period	(24)	(46)	(65)	(28)
Share of Other comprehensive income/(loss) for equity method investees reclassified to the Consolidated Income Statement	(7)	(18)	(14)	(19)
Total Share of Other comprehensive income/(loss) for equity method investees	(31)	(64)	(79)	(47)
Items relating to discontinued operations	—	35	—	(1)
Total items that may be reclassified to the Consolidated Income Statement (B2)	54	(128)	(333)	836
Total Other comprehensive income/(loss) (B1)+(B2)	58	(125)	(327)	772
Tax effect	(39)	(60)	46	(57)
Tax effect - discontinued operations	—	(14)	—	2
Total Other comprehensive income/(loss), net of tax	€19	€(199)	€(281)	€717

The tax effect relating to Other comprehensive income/(loss) was as follows:

	Three months ended September 30
	2016			2015
	Pre-tax balance	Tax (expense) / benefit	Net balance	Pre-tax balance	Tax (expense) / benefit	Net balance
	(€ million)
Gains on remeasurement of defined benefit plans	€4	€(1)	€3	€	€	€
(Losses) on net investment hedging instruments	(2)	—	(2)	—	—	—
(Losses) on cash flow hedging instruments	129	(38)	91	232	(60)	172
Gains on available- for-sale financial assets	6	—	6	(38)	—	(38)
Foreign exchange translation gains/(losses)	(48)	—	(48)	(293)	—	(293)
Share of Other comprehensive income/(loss) for equity method investees	(31)	—	(31)	(64)	—	(64)
Items relating to discontinued operations	—	—	—	38	(14)	24
Total Other comprehensive income/(loss)	€58	€(39)	€19	€(125)	€(74)	€(199)

	Nine months ended September 30
	2016			2015
	Pre-tax balance	Tax (expense) / benefit	Net balance	Pre-tax balance	Tax (expense) / benefit	Net balance
	(€ million)
Gains/(Losses) on remeasurement of defined benefit plans	€6	€(3)	€3	€(67)	€33	€(34)
(Losses) on net investment hedging instruments	(2)	—	(2)	—	—	—
(Losses)/Gains on cash flow hedging instruments	(43)	49	6	303	(90)	213
(Losses)/Gains on available- for-sale financial assets	(6)	—	(6)	(14)	—	(14)
Foreign exchange translation (losses)/gains	(203)	—	(203)	595	—	595
Share of Other comprehensive income/(loss) for equity method investees	(79)	—	(79)	(47)	—	(47)
Items relating to discontinued operations	—	—	—	2	2	4
Total Other comprehensive income/(loss)	€(327)	€46	€(281)	€772	€(55)	€717

19. Earnings/(Loss) per share
Basic earnings/(loss) per share
The basic earnings/(loss) per share is determined by dividing the Net profit/(loss) attributable to the equity holders of the parent by the weighted average number of shares outstanding. For the three and nine months ended September 30, 2016 and 2015, the weighted average number of shares outstanding included the minimum number of ordinary shares to be converted as a result of the issuance of the Mandatory Convertible Securities.

The following tables summarize the amounts used to calculate the basic earnings/(loss) per share:

		Three months ended September 30
		2016	2015
Net profit/(loss) attributable to owners of the parent	million	€608	€(306)
Weighted average number of shares outstanding	thousand	1,512,811	1,511,370
Basic earnings/(loss) per share		€0.402	€(0.202)

		Three months ended September 30
		2016	2015
Net profit/(loss) from continuing operations attributable to owners of the parent	million	€608	€(385)
Weighted average number of shares outstanding	thousand	1,512,811	1,511,370
Basic earnings/(loss) per share from continuing operations		€0.402	€(0.255)

		Nine months ended September 30
		2016	2015
Net profit attributable to owners of the parent	million	€1,391	€92
Weighted average number of shares outstanding	thousand	1,512,136	1,510,274
Basic earnings per share		€0.920	€0.061

		Nine months ended September 30
		2016	2015
Net profit/(loss) from continuing operations attributable to owners of the parent	million	€1,391	€(113)
Weighted average number of shares outstanding	thousand	1,512,136	1,510,274
Basic earnings/(loss) per share from continuing operations		€0.920	€(0.075)
Diluted earnings/(loss) per share
In order to calculate the diluted earnings/(loss) per share for the three and nine months ended September 30, 2016 and for the nine months ended September 30, 2015, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested PSU and RSU awards at September 30, 2016 and at September 30, 2015, as determined using the treasury stock method. For the three months ended September 30, 2015, the effect of the potential common shares that would theoretically be issued for the outstanding and unvested PSU and RSU awards at September 30, 2015 was not taken into consideration as this would have had an anti-dilutive effect. For the nine months ended September 30, 2015, there was no difference between the basic and diluted earnings/(loss) per share after giving effect to the potential common shares that would theoretically be issued for the PSU and RSU awards at September 30, 2015.
In addition, for the three and nine months ended September 30, 2016 and 2015, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the Mandatory Convertible Securities based on FCA's share price and pursuant to the terms of the prospectus, as amended, of the Mandatory Convertible Securities (Note 18, Equity). Based on FCA's share price, the maximum number of shares was used to calculate the dilutive impact of the Mandatory Convertible Securities for the diluted earnings per share for the three and nine months ended September 30, 2016. Based on FCA's share price, the minimum number of shares would have been issued had the Mandatory Convertible Securities been converted at September 30, 2015. As a result, there was no difference between the basic earnings/(loss) per share and the diluted earnings/(loss) per share for the three and nine months ended September 30, 2015 in respect of the Mandatory Convertible Securities.

There were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect for the three and nine months ended September 30, 2016 and for the nine months ended September 30, 2015.
The following tables summarize the amounts used to calculate the diluted earnings per share for the three and nine months ended September 30, 2016:

		Three months ended September 30, 2016	Nine months ended September 30, 2016
Net profit attributable to owners of the parent	million	€608	€1,391
Weighted average number of shares outstanding	thousand	1,512,811	1,512,136
Number of shares deployable for share-based compensation	thousand	13,668	11,753
Number of shares deployable for Mandatory Convertible Securities	thousand	39,155	39,155
Total weighted average number of shares outstanding for diluted earnings per share	thousand	1,565,634	1,563,044
Diluted earnings per share		€0.388	€0.890

		Three months ended September 30, 2016	Nine months ended September 30, 2016
Net profit from continuing operations attributable to owners of the parent	million	€608	€1,391
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,565,634	1,563,044
Diluted earnings per share from continuing operations		€0.388	€0.890

20. Segment reporting
The Group’s activities are carried out through six reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), Maserati, our global luxury brand segment, and a global Components segment. These reportable segments reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker,” for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 - Operating Segments, or whose information is considered useful for the users of the financial statements.
The Group’s four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: NAFTA (U.S., Canada, Mexico and Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). The Group's global luxury brand reportable segment, Maserati, deals with the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand. The Group's global Components reportable segment deals with the production and sale of lighting components, body control units, suspensions, shock absorbers, electronic systems and exhaust systems, powertrain components, engine control units, plastic molding components, cast iron and aluminum components, as well as the design and production of industrial automation systems and related products for the automotive industry.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT is calculated as EBIT excluding: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature. See below for a reconciliation of Adjusted EBIT to EBIT, which is the most directly comparable measure included in our Consolidated Income Statement. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8 - Operating Segments, the related information is not provided.

The following tables summarize selected financial information by segment:

	Mass-Market Vehicles
Three months ended September 30, 2016	NAFTA		LATAM		APAC		EMEA		Maserati		Components		Other activities		Unallocated items & adjustments		FCA
	(€ million)
Revenues		€16,810		€1,491		€861		€5,070		€873		€2,390		€191		€(850)	€26,836
Revenues from transactions with other segments	(14)		26		(6)		(6)		(3)		(746)		(101)		850		—
Revenues from external customers		€16,796		€1,517		€855		€5,064		€870		€1,644		€90	€		€26,836

Adjusted EBIT		€1,281		€(16)		€21		€104		€103		€112		€(36)		€(69)	€1,500
Planned recall - in litigation with supplier		€(157)	€		€		€		€		€		€		€		(157)
Restructuring (costs)/income		€8		€(5)	€			€1	€			€(5)	€			€2	1
Gains on disposal of investments	€		€		€		€		€			€8	€		€		8
Impairment expense	€			€(3)	€		€		€			€(13)	€		€		(16)
Other	€		€			€6	€		€		€			€(1)	€		5
EBIT																	€1,341

Share of profit of equity method investees		€—		€—		€10		€67		€—		€1		€3		€—	€81

	Mass-Market Vehicles
Three months ended September 30, 2015	NAFTA		LATAM		APAC		EMEA		Maserati		Components		Other activities		Unallocated items & adjustments		FCA
	(€ million)
Revenues		€17,704		€1,515		€842		€4,611		€516		€2,348		€213		€(951)	€26,798
Revenues from transactions with other segments	—		(52)		(6)		(2)		(3)		(775)		(113)		951		—
Revenues from external customers		€17,704		€1,463		€836		€4,609		€513		€1,573		€100	€		€26,798

Adjusted EBIT		€1,186		€28		€(83)		€20		€12		€98		€(48)		€(50)	€1,163
Change in estimate for future recall campaign costs		€(761)	€		€		€		€		€		€		€		(761)
Tianjin (China) port explosions	€		€			€(142)	€		€		€		€		€		(142)
Restructuring (costs)/income	€			€(6)	€		€		€			€(8)	€			€1	(13)
Impairment expense	€		€		€		€		€		€		€			€(11)	(11)
Other		€(9)	€			€(1)		€1	€			€(2)		€(1)		€1	(11)
EBIT																	€225

Share of profit of equity method investees		€2		€—		€(21)		€52		€—		€—		€(6)		€—	€27

	Mass-Market Vehicles
Nine months ended September 30, 2016	NAFTA		LATAM		APAC		EMEA		Maserati		Components		Other activities		Unallocated items & adjustments		FCA
	(€ million)
Revenues		€51,425		€4,271		€2,767		€15,880		€1,960		€7,139		€571		€(2,714)	€81,299
Revenues from transactions with other segments	(28)		(31)		(16)		(91)		(8)		(2,243)		(297)		2,714		—
Revenues from external customers		€51,397		€4,240		€2,751		€15,789		€1,952		€4,896		€274	€		€81,299

Adjusted EBIT		€3,882		€(5)		€75		€343		€155		€309		€(116)		€(136)	€4,507
Planned recall - in litigation with supplier		€(157)	€		€		€		€		€		€		€		(157)
Recall campaigns - airbag inflators		€(414)	€		€		€		€		€		€		€		(414)
NAFTA capacity realignment		€(156)	€		€		€		€		€		€		€		(156)
Venezuela currency devaluation	€			€(19)	€		€		€		€		€		€		(19)
Restructuring (costs)/income		€10		€(50)	€			€(5)	€			€(22)	€			€1	(66)
Gains on disposal of investments	€		€		€		€		€			€8		€5	€		13
Impairment expense	€			€(3)	€		€		€			€(13)	€		€		(16)
Other	€		€			€16	€		€		€		€		€		16
EBIT																	€3,708

Share of profit of equity method investees		€2		€—		€13		€198		€—		€3		€—		€1	€217

	Mass-Market Vehicles
Nine months ended September 30, 2015	NAFTA		LATAM		APAC		EMEA		Maserati		Components		Other activities		Unallocated items & adjustments		FCA
	(€ million)
Revenues		€51,067		€4,917		€3,877		€14,765		€1,649		€7,332		€621		€(3,047)	€81,181
Revenues from transactions with other segments	—		(133)		(17)		(220)		(5)		(2,342)		(330)		3,047		—
Revenues from external customers		€51,067		€4,784		€3,860		€14,545		€1,644		€4,990		€291	€		€81,181

Adjusted EBIT		€3,114		€(116)		€29		€102		€91		€262		€(109)		€(109)	€3,264
Change in estimate for future recall campaign costs		€(761)	€		€		€		€		€		€		€		(761)
Tianjin (China) port explosions	€		€			€(142)	€		€		€		€		€		(142)
Venezuela charge from adoption of SIMADI exchange rate	€			€(80)	€		€		€		€		€		€		(80)
NHTSA consent order		€(81)	€		€		€		€		€		€		€		(81)
Restructuring (costs)/income		€7		€(17)	€		€		€			€(16)	€			€1	(25)
Impairment expense	€		€			€(1)	€			€(3)	€		€			€(11)	(15)
Other		€(9)	€			€(1)	€		€			€(2)		€(1)	€		(13)
EBIT																	€2,147

Share of profit of equity method investees		€3		€—		€(50)		€169		€—		€—		€(10)		€—	€112

21. Subsequent events
Unifor - Canada

FCA entered into a new four year labor agreement with Unifor in Canada that was ratified on October 16, 2016. The terms of this agreement provide a two percent wage increase in the first and fourth years of the agreement for employees hired prior to September 24, 2012 and will continue to close the pay gap for employees hired on or after September 24, 2012 by revising a ten year progressive pay scale plan. The agreement includes a lump sum payment in lieu of further wage increases of $6,000 in Canadian dollars (“CAD”) per employee totaling approximately CAD$55 million (€37 million) that will be paid to Unifor members on November 4, 2016. These payments will be amortized ratably over the four-year labor agreement period. The new agreement expires September 2020.